UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2017

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

4 rue Lou Hemmer, L-1748 Luxembourg Findel
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

ATENTO S.A.

INDEX

Financial Information

For the Three and Six Months Ended June 30, 2017

PART I - PRESENTATION OF FINANCIAL AND OTHER INFORMATION	3
SELECTED HISTORICAL FINANCIAL INFORMATION	5
SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION	6
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	12
PART II - OTHER INFORMATION	69
LEGAL PROCEEDINGS	69
RISK FACTORS	69

PART I - PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Atento S.A. (“Atento”, the “Company”, “we” or the “Organization”) was formed as a direct subsidiary of Atalaya Luxco Topco S.C.A. (“Topco”). In April 2014, Topco also incorporated Atalaya Luxco PIKCo S.C.A. (“PikCo”) and on May 15, 2014 Topco contributed to PikCo: (i) all of its equity interests in its then direct subsidiary, Atalaya Luxco Midco S.à.r.l. (“Midco”), the consideration for which was an allocation to PikCo’s account “capital contributions not remunerated by shares” (the “Reserve Account”) equal to €2 million, resulting in Midco becoming a direct subsidiary of PikCo; and (ii) all of its debt interests in Midco (comprising three series of preferred equity certificates (the “Original Luxco PECs”)), the consideration for which was the issuance by PikCo to Topco of preferred equity certificates having an equivalent value. On May 30, 2014, Midco authorized the issuance of, and PikCo subscribed for, a fourth series of preferred equity certificates (together with the Original Luxco PECs, the “Luxco PECs”).

In connection with the completion of Atento’s initial public offering (the “IPO”) in October 2014, Topco transferred its entire interest in Midco (€31,000 of share capital) to PikCo, the consideration for which was an allocation of €31,000 to PikCo’s Reserve Account. PikCo then contributed all of the Luxco PECs to Midco (the “Contribution”), the consideration for which was an allocation to Midco’s Reserve Account equal to the value of the Luxco PECs immediately prior to the Contribution. Upon completion of the Contribution, the Luxco PECs were capitalized by Midco. PikCo then transferred the remainder of its interest in Midco (€12,500 of share capital) to the Company, in consideration for which the Company issued two new shares of its capital stock to PikCo. The difference between the nominal value of these shares and the value of Midco’s net equity will be allocated to the Company’s share premium account. As a result of this transfer, Midco became a direct subsidiary of the Company. The Company completed a share split (the “Share Split”) whereby it issued approximately 2,219.212 ordinary shares for each ordinary share outstanding as of September 3, 2014. The foregoing is collectively referred as the “Reorganization Transaction”.

On October 7, 2014, we completed our IPO and issued 4,819,511 ordinary shares at a price of $15.00 per share. As a result of the IPO, the Share Split and the Reorganization Transaction, we had 73,619,511 ordinary shares outstanding and owned 100% of the issued and outstanding share capital of Midco, as of November 9, 2015.

On August 4, 2015, our Board of Directors (“the Board”) approved a share capital increase and issued 131,620 shares, increasing the number of outstanding shares to 73,751,131.

On July 28, 2016, the Board approved a share capital increase and issued 157,925 shares, increasing the number of outstanding shares to 73,909,056.

Acquisition and Divestment Transactions

On August 4, 2016, the Company through its direct subsidiary Atento Teleservicios España entered into an agreement (the “Share Sale and Purchase Agreement”) with Intelcia Group, S.A. for the sale of 100% of Atento Morocco S.A., encompassing Atento’s operations in Morocco providing services to the Moroccan and French markets (the “Morocco Transaction”). The Morocco Transaction was consummated on September 30, 2016, upon receipt of regulatory approval. Atento’s operations in Morocco, which provide services to the Spanish market, are excluded from the Morocco Transaction and will continue operating as part of Atento Spain.

On September 2, 2016, the Company through its direct subsidiary Atento Brasil acquired 81,49%, the controlling interest of RBrasil Soluções S.A. (RBrasil) and on September 30, 2016 the Company through its direct subsidiary Atento Teleservicios España sold 100% of Atento Morocco.

On May 9, 2017, we announced an extended partnership with Itaú, a leading financial institution in Brazil, through which we will leverage the industry-leading capabilities of RBrasil to serve Itaú’s increasing demand for end-to-end collections solutions, customer service and back office services.

On June 9, 2017, the Company, through its subsidiary, Atento Brasil, acquired control of Interfile Serviços de BPO Ltda. and of Interservicer – Serviços em Crédito Imobiliário Ltda. (jointly, “Interfile”), a leading provider of BPO services and solutions, including credit origination, for the banking and financial services sector in Brazil. Through this acquisition, we expect to be able to expand our capabilities in the financial services segment, especially in credit origination, accelerate our penetration into higher value-added solutions, strengthen our leadership position in the Brazilian market and facilitate the expansion of our credit origination segment into other Latin American markets.

On June 30, 2017, we announced the signing of a strategic partnership and the acquisition of a minority stake in Keepcon, a leading provider of semantic technology-based automated customer experience management. The acquisition of a minority stake in Keepcon follows our overall strategy to develop and expand our digital capabilities, grouped under a newly created global digital business unit. Our goal is to integrate all of our digital assets to generate additional value for clients and drive growth across verticals and geographies. We aim to turn the business disruption generated by the digital revolution into differentiated customer experience solutions generating competitive advantages for customers. We expect that the combination of Keepcon and Atento will expand the artificial intelligence and automatization capabilities of our omnichannel platform.

Exchange Rate Information

In this Interim Report, all references to “U.S. dollar” and “$” (USD) are to the lawful currency of the United States and all references to “Euro” or “€” are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time. In addition, all references to Brazilian Reais or “R$” (BRL), Mexican Peso (MXN), Chilean Peso (CLP), Argentinean Peso (ARS), Colombian Peso (COP) and Peruvian Nuevos Soles (PEN) are to the lawful currencies of Brazil, Mexico, Chile, Argentina, Colombia and Peru, respectively.

The following table shows the exchange rates of the U.S. dollar to these currencies for the periods and dates indicated as reported by the relevant central banks of the European Union and each country, as applicable.

	2016		2016		2017
	Average FY	December 31	Average Q2	June 30	Average Q2	June 30
Euro (EUR)	0.90	0.95	0.89	0.90	0.91	0.88
Brazil (BRL)	3.48	3.26	3.51	3.21	3.21	3.31
Mexico (MXN)	18.69	20.62	18.10	18.46	18.56	18.06
Colombia (COP)	3,054.33	3,000.71	2,994.86	2,917.33	2,919.17	3,038.26
Chile (CLP)	676.73	667.29	677.93	661.37	663.92	663.21
Peru (PEN)	3.38	3.36	3.32	3.29	3.26	3.26
Argentina (ARS)	14.78	15.89	14.22	15.04	15.73	16.63

SELECTED HISTORICAL FINANCIAL INFORMATION

The consolidated financial information of Atento are the consolidated results of operations of Atento, for the three and six months ended June 30, 2016 and 2017.

We present our historical financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). The unaudited interim financial statements for the six months ended June 30, 2017 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard (“IAS”) 34 - Interim Financial Reporting.

As described in Note 4 of the interim consolidated financial statements, included elsewhere in this document, the accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the consolidated annual financial statements for the year ended December 31, 2016.

Rounding

Certain numerical figures set out in this Interim Report, including financial data presented in millions or thousands and percentages, have been subject to rounding adjustments, and, as a result, the totals of the data in this Interim Report may vary slightly from the actual arithmetic totals of such data. Percentages and amounts reflecting changes over time periods relating to financial and other data set forth in “Summary Consolidated Historical Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are calculated using the numerical data in the financial statements or the tabular presentation of other data (subject to rounding) contained in this Interim Report, as applicable, and not using the numerical data in the narrative description thereof.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION

The following tables present a summary of the consolidated historical financial information for the periods as of the dates indicated and should be read in conjunction with the section of this document entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Historical Financial Information” included elsewhere in this document.

	As of and for the three months ended June 30,		Change	Change excluding	As of and for the six months ended June 30,		Change	Change excluding
($ millions)	2016	2017	(%)	FX (%)	2016	2017	(%)	FX (%)
	(unaudited)				(unaudited)
Revenue (*)	448.6	473.7	5.6	2.4	864.3	941.7	9.0	2.7
Profit/(loss) from continuing operations	(7.8)	(3.7)	52.6	56.0	(12.2)	5.4	144.3	141.9
Loss from discontinued operations	(0.3)	-	100.0	100.0	(0.7)	-	100.0	100.0
Profit/(loss) for the period	(8.1)	(3.7)	54.3	57.5	(12.9)	5.4	141.9	139.7
EBITDA (1) (*)	46.1	46.1	-	(2.9)	83.4	96.4	15.6	8.8
Adjusted EBITDA (1) (*)	54.2	52.5	(3.1)	(6.1)	103.0	106.2	3.1	(3.2)
Adjusted Earnings (2) (*)	9.5	9.6	1.1	(3.0)	19.9	22.1	11.1	8.9
Adjusted Basic Earnings per share (in U.S. dollars) (3) (*)	0.13	0.13	-	-	0.26	0.30	15.4	7.1
Capital Expenditure (4)	(9.3)	(47.4)	N.M.	N.M.	(15.0)	(54.1)	N.M	N.M.
Total Debt	618.6	546.7	11.6	10.5	618.6	546.7	11.6	10.5
Cash and cash equivalents	159.5	146.3	(8.3)	(8.6)	159.5	146.3	(8.3)	(8.6)
Net debt with third parties (5)	459.1	400.4	12.8	11.1	459.1	400.4	12.8	11.1

(*) The amounts of June 30, 2016 were restated excluding discontinued operations – Morocco.
N.M. means not meaningful

(1)       In considering the financial performance of the business, our management analyzes the financial performance measures of EBITDA and Adjusted EBITDA at a company and operating segment level, to facilitate decision-making. EBITDA is defined as profit/(loss) for the period from continuing operations before net finance expense, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude restructuring costs, site relocation costs, asset impairments and other items not related to our core results of operations. EBITDA and Adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to EBITDA and Adjusted EBITDA is profit/(loss) for the year/period from continuing operations.

        We believe EBITDA and Adjusted EBITDA are useful metrics for investors to understand our results of continuing operations and profitability because they permit investors to evaluate our recurring profitability from underlying operating activities. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as to evaluate our underlying historical performance. We believe EBITDA facilitates comparisons of operating performance between periods and among other companies in industries similar to ours because it removes the effect of variances in capital structures, taxation, and non-cash depreciation and amortization charges, which may differ between companies for reasons unrelated to operating performance. We believe Adjusted EBITDA better reflects our underlying operating performance because it excludes the impact of items which are not related to our core results of continuing operations.

         EBITDA and Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present EBITDA-related performance measures when reporting their results.

         EBITDA and Adjusted EBITDA have limitations as analytical tools. These measures are not presentations made in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered in isolation or as alternatives to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. EBITDA and Adjusted EBITDA are not necessary comparable to similarly titled measures used by other companies. These non-GAAP measures should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

See below under the heading “Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)” for a reconciliation of profit/(loss) for the periods from continuing operations to EBITDA and Adjusted EBITDA.

(2)       In considering the Company’s financial performance, our management analyzes the performance measure of Adjusted Earnings. Adjusted Earnings is defined as profit/(loss) for the periods from continuing operations adjusted for certain amortization of acquisition related intangible assets, restructuring costs, site relocation costs, asset impairments and other items not related to our core results of operations, net foreign exchange impacts and their tax effects. Adjusted Earnings is not a measure defined by IFRS. The most directly comparable IFRS measure to Adjusted Earnings is profit/(loss) for the periods from continuing operations.

         We believe Adjusted Earnings is a useful metric for investors and is used by our management for measuring profitability because it represents a group measure of performance which excludes the impact of certain non-cash charges and other charges not associated with the underlying operating performance of the business, while including the effect of items that we believe affect shareholder value and in-year returns, such as income tax expense and net finance costs.

         Our management uses Adjusted Earnings to (i) provide senior management with monthly reports of our operating results; (ii) prepare strategic plans and annual budgets; and (iii) review senior management’s annual compensation, in part, using adjusted performance measures.

         Adjusted Earnings is defined to exclude items that are not related to our core results of operations. Adjusted Earnings measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted Earnings related performance measure when reporting their results.

         Adjusted Earnings has limitations as an analytical tool. Adjusted Earnings is neither a presentation made in accordance with IFRS nor a measure of financial condition or liquidity, and should not be considered in isolation or as an alternative to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. Adjusted Earnings is not necessarily comparable to similarly titled measures used by other companies. These non-GAAP measures should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

See below under the heading “Reconciliation of Adjusted Earnings to profit/(loss)” for a reconciliation of Adjusted Earnings to our profit/(loss) for the period from continuing operations.

 (3)       Adjusted Earnings per share is calculated based on 73,909,056 weighted average number of ordinary shares outstanding as of June 30, 2017 and 73,751,131 as of June 30, 2016.

(4)        We define capital expenditure as the sum of the additions to property, plant and equipment and the additions to intangible assets during the period.

(5)        In considering our financial condition, our management analyzes net debt with third parties, which is defined as total debt less cash, cash equivalents (net of any outstanding bank overdrafts) and short-term financial investments.

Net debt with third parties has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt with third parties is not necessarily comparable to similarly titled measures used by other companies. These non-GAAP measures should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

See below under the heading “Financing Arrangements” for a reconciliation of total debt to net debt with third parties utilizing IFRS reported balances obtained from the financial information included elsewhere in this Interim Report. The most directly comparable IFRS measure to net debt with third parties is total debt.

Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss):

	For the three months ended June 30,		For the six months ended June 30,
($ in millions)	2016	2017	2016	2017
	(unaudited)

(Loss)/profit from continuing operations (*)	(7.8)	(3.7)	(12.2)	5.4
Net finance expense (*)	28.2	19.1	47.8	31.1
Income tax expense (*)	0.6	7.3	1.5	11.1
Depreciation and amortization (*)	25.1	23.4	46.3	48.8
EBITDA (non-GAAP) (unaudited)	46.1	46.1	83.4	96.4
Restructuring costs (a)	6.7	5.5	12.9	8.9
Site relocation costs (b)	0.2	-	5.9	-
Asset impairments and Other (c)	1.2	0.9	0.8	0.9
Total non-recurring items (**)	8.1	6.4	19.6	9.8
Adjusted EBITDA (non-GAAP) (unaudited)	54.2	52.5	103.0	106.2

(*) The amounts of June 30, 2016, were restated excluding discontinued operations – Morocco.

(**) We define non-recurring items as items that are limited in number, clearly identifiable, unusual, are unlikely to be repeated in the near future in the ordinary course of business and that have a material impact on the consolidated results of operations. Non-recurring items fall mainly into three categories of investment:

•         The first includes investments to lower our variable cost structure, which is mostly labor, in response to the exceptional and severe adverse macroeconomic conditions in key markets such as Brazil, Spain and Mexico, which drove significant declines in volume. For the three months ended June 30, 2016 and 2017 we invested $3.2 million and $1.4 million, respectively, in these activities. Considering the six months ended June 30, 2016 and 2017, we invested $8.0 million and $3.8 million respectively in these activities.

•         The second includes investments in Brazil, to relocate and consolidate our sites from higher to lower costs locations. This program started in 2014 when 53 percent of our sites were in Tier 2 cities. For the three and six months ended June 30, 2016 we invested $0.1 million and $5.7 million in these activities. We have not invested in this program for the three and six months ended in June 30, 2017 as it was substantially completed in 2016. We ended the three months period at June 30, 2017 with 63.9% of our sites in Tier 2 cities.

•         The third includes investments to drive a more sustainable lower-cost and competitive operating model, especially considering the exceptional adverse macroeconomic circumstances and associated declines in volume referenced above. For the three months ended June 30, 2016 and 2017 we invested $3.5 million and $4.1 million, respectively, in these activities. Considering the six months ended June 30, 2016 and 2017, we invested $4.8 million and $5.1 million respectively in these activities. We expect that these adjustments continue until the third quarter of 2017, due to exceptional macro circumstances in most cases, like in Brazil and Argentina.

(a)     Restructuring costs for the three and six month ended June 30, 2016, are primarily related to costs to adapt the organizations in EMEA and Brazil to lower levels of activity and other minor restructurings in the Americas. Restructuring costs incurred in three and six months ended June 30, 2017, are primarily related to the costs of adapting the organization in Argentina and Brazil to the lower level of activities and the investments made in Brazil, Mexico and Spain to implement a lower-cost operating model.

(b)     Site relocation costs incurred for the three and six months ended June 30, 2016 are related to the anticipation of site closures in Brazil in connection with the site relocation program.

(c)     Asset impairments and other costs incurred for the three months ended June 30, 2016 and 2017 mainly refer to consulting and other non-recurring costs.

Reconciliation of Adjusted Earnings to profit/(loss):

	For the three months ended June 30,		For the six months ended June 30,
($ in millions)	2016	2017	2016	2017
	(unaudited)
(Loss)/profit from continuing operations (*)	(7.8)	(3.7)	(12.2)	5.4
Amortization of acquisition related intangible assets (a)	6.2	4.3	11.4	11.1
Restructuring costs (b) (**)	6.7	5.5	12.9	8.9
Site relocation costs (c) (**)	0.2	-	5.9	-
Asset impairments and Other (d) (**)	1.2	0.9	0.8	0.9
Net foreign exchange gain on financial instruments (e)	(0.2)	0.3	(0.7)	0.3
Net foreign exchange impacts (f)	9.2	4.3	12.9	0.9
Tax effect (g)	(6.0)	(2.0)	(11.1)	(5.4)
Total of add-backs	17.3	13.3	32.1	16.7
Adjusted Earnings (non-GAAP) (unaudited)	9.5	9.6	19.9	22.1
Adjusted basic Earnings per share (in U.S. dollars) (***) (unaudited)	0.13	0.13	0.26	0.30

(*) The amounts of June 30, 2016 were restated excluding discontinued operations - Morocco.

(**) We define non-recurring items as items that are limited in number, clearly identifiable, unusual, are unlikely to be repeated in the near future in the ordinary course of business and that have a material impact on the consolidated results of operations. Non-recurring items fall primarily into three categories of investment:

•         The first includes investments to lower our variable cost structure, which is mostly labor, in response to the exceptional and severe adverse macroeconomic conditions in key markets such as Brazil, Spain and Mexico, which drove significant declines in volume. For the three months ended June 30, 2016 and 2017 we invested $3.2 million and $1.3 million, respectively, in these activities. Considering the six months ended June 30, 2016 and 2017, we invested $8.0 million and $3.7 million respectively in these activities.

•         The second includes investments in Brazil, to relocate and consolidate our sites from higher to lower costs locations. This program started in 2014 when 53 percent of our sites were in Tier 2 cities. For the three and six months ended June 30, 2016 we invested $0.1 million and $5.7 million in these activities. We have not invested in this program for the three and six months ended in June 30, 2017 as it was substantially completed in 2016. We ended the three months period at June 30, 2017 with 63.9% of our sites in Tier 2 cities.

•         The third includes investments to drive a more sustainable lower-cost and competitive operating model, especially considering the exceptional adverse macroeconomic circumstances and associated declines in volume referenced above. For the three months ended June 30, 2016 and 2017 we invested $3.5 million and $4.0 million, respectively, in these activities. Considering the six months ended June 30, 2016 and 2017, we invested $4.8 million and $5.0 million respectively in these activities. We expect that these adjustments continue until the third quarter of 2017, due to exceptional macro circumstances in most cases, like in Brazil and Argentina.

(a)     Amortization of acquisition related intangible assets represents the amortization expense of customer base, recorded as intangible assets. This customer base represents the fair value (within the business combination involving the acquisition of control of Atento Group) of the intangible assets arising from service agreements (tacit or explicitly formulated in contracts) with Telefónica Group and with other customers.

(b)     Restructuring costs for the three and six month ended June 30, 2016, are primarily related to costs to adapt the organizations in EMEA and Brazil to lower levels of activity and other minor restructurings in the Americas. Restructuring costs incurred in three and six months ended June 30, 2017, are primarily related to the costs of adapting the organization in Argentina and Brazil to the lower level of activities and the investments made in Brazil, Mexico and Spain to implement a lower-cost operating model.

(c)     Site relocation costs incurred for the three and six months ended June 30, 2016 are related to the anticipation of site closures in Brazil in connection with the site relocation program.

(d)     Asset impairments and other costs incurred for the three months ended June 30, 2016 and 2017 mainly refer to consulting and other non-recurring costs.

(e)     Since April 1, 2015, the Company designated the foreign currency risk on certain of its subsidiaries as net investment hedges using financial instruments as the hedging items. As a consequence, any gain or loss on the hedging instrument, related to the effective portion of the hedge is recognized in other comprehensive income (equity) as from that date. The gains or losses related to the ineffective portion are recognized in the income statements and for comparability, and those adjustments are added back to calculate Adjusted Earnings.

(f)      Since 2015, our management analyzes the Company financial condition performance excluding net foreign exchange impacts, which eliminates the volatility of foreign exchange variances from our operational results.

(g)     The tax effect represents the impact of the taxable adjustments based on tax rate of 13.1% for the three month period ended June 30, 2017, 30.4% for the same period ended June 30, 2016, 24.4% for the six month period ended June 30, 2017 and 29.4% for the same period ended June 30, 2016.

(***) Adjusted Earnings per share, is calculated based on the weighted average number of ordinary shares outstanding of 73,909,056 as of June 30, 2017. For the period ended June 30, 2016 the weighted average number of ordinary shares outstanding was 73,751,131.

Financing Arrangements

Certain of our debt agreements contain financial ratios as instruments to monitor the Company’s financial condition and as preconditions to certain transactions (e.g. the incurrence of new debt, permitted payments). The following is a brief description of the financial ratios.

1.       Gross Leverage Ratio (applies to Atento S.A.) – measures the level of gross debt to EBITDA, as defined in the debt agreements. The contractual ratio indicates that the gross debt should not surpass 2.8 times the EBITDA for the last twelve months. As of June 30, 2017, the current ratio was 2.4 times.

2.       Fixed Charge Coverage Ratio (applies to the Restricted Group) – measures the Company’s ability to pay interest expenses and dividends (fixed charges) in relation to EBITDA, as described in the debt agreements. The contractual ratio indicates that the EBITDA for the last twelve months should represent at least 2 times the fixed charge of the same period. As of June 30, 2017, the current ratio was 3.1 times.

3.       Net Debt Brazilian Leverage Ratio (applies only to Brazil) – measures the level of net debt (gross debt, less cash, cash equivalents) to EBITDA – each as defined in debt agreements. The contractual ratio indicates that Brazil net debt should not surpass 2.0 times the Brazilian EBITDA. As of June 30, 2017, the current ratio was 1.5 times. This is the only ratio considered as a financial covenant.

The Company regularly monitors all financial ratios under the debt agreements. As of June 30, 2017, we were in compliance with the terms of our covenants.

	As of June 30,
($ in millions, except Net Debt/Adj. EBITDA LTM)	2016	2017
	(unaudited)
Cash and cash equivalents	159.5	146.3
Debt:
7.375% Senior Secured Notes due 2020	302.5	304.2
Brazilian Debentures	204.9	150.2
Contingent Value Instrument (1)	23.9	-
Finance Lease Payables	4.1	9.1
Other Borrowings	83.2	83.2
Total Debt	618.6	546.7
Net Debt with third parties (2) (unaudited)	459.1	400.4
Adjusted EBITDA LTM (3) (*) (non-GAAP) (unaudited)	232.1	225.2
Net Debt/Adjusted EBITDA LTM (non-GAAP) (unaudited)	2.0x	1.8x

(*)   Restated, excluding discontinued operations – Morocco.

(1)     The CVI was terminated on November 8, 2016.

(2)     In considering our financial condition, our management analyzes Net debt with third parties, which is defined as total debt less cash and cash equivalents. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

(3)     Adjusted EBITDA LTM (Last Twelve Months) is defined as EBITDA adjusted to exclude restructuring costs, site relocation costs, asset impairments and other items not related to our core results of operations.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

The following discussion and analysis of our financial condition and the results of operations is based upon and should be read in conjunction with the consolidated financial information of Atento.

Factors which could cause or contribute to such difference, include, but are not limited to, those discussed elsewhere in this Report, particularly under “Cautionary Statement with respect to Forward-Looking Statements” and the section entitled “Risk Factors” in the 20-F.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and the results of operations is based upon and should be read in conjunction with the consolidated financial information of Atento.

Factors which could cause or contribute to such difference, include, but are not limited to, those discussed elsewhere in this Report, particularly under “Cautionary Statement with respect to Forward-Looking Statements” and the section entitled “Risk Factors” in the 20-F.

Overview

Atento is the largest provider of customer-relationship management and business-process outsourcing (“CRM BPO”) services and solutions in Latin America (“LatAm”), and among the top five providers globally based on revenue. Atento’s tailored CRM BPO solutions are designed to enable our client’s ability to deliver a high-quality product by creating a best-in-class experience for their customers, enabling our clients to focus on operating their core businesses. Atento utilizes its industry expertise commitment to customer care, and consultative approach, to offer superior and scalable solutions across the entire value chain for customer care, customizing each solution to the individual client’s needs.

In the third quarter of 2016 we announced a refreshed strategy to drive long-term profitable growth and create shareholder value. Recent market trends, including the macroeconomic pull-back in Brazil (the largest CRM BPO market in Latin America), and the accelerating adoption of omni-channel and digital capabilities, prompted us to reexamine the priorities that support our long-term strategy. The ultimate goal of this exercise, or Strategy Refresh, was to ensure we had the right focus and capabilities to capitalize on industry trends in Latin America and leverage our scale and financial strength to selectively broaden and diversify in key verticals, countries, and solutions.

We offer a comprehensive portfolio of customizable, and scalable, solutions including front and back-end services ranging from sales, applications-processing, customer care and credit-management. We leverage our deep industry knowledge and capabilities to provide industry-leading solutions to our clients. We provide our solutions to over 400 clients via over 151,000 highly engaged customer care specialists facilitated by our best-in-class technology infrastructure and multi-channel delivery platform. We believe we bring a differentiated combination of scale, capacity for processing client’s transactions, and industry expertise to our client’s customer care operations, which allow us to provide higher-quality and lower cost customer care services than our clients could deliver on their own.

We operate in 13 countries worldwide and organize our business into three geographic markets: (i) Brazil, (ii) Americas, excluding Brazil (“Americas”) and (iii) EMEA. For the six months ended June 30, 2017, Brazil accounted for 50.1% of our revenue, Americas accounted for 38.1% of our revenue and EMEA accounted for 11.9% of our revenue (in each case, before holding company level revenue and consolidation adjustments). For the three months ended June 30, 2017, Brazil accounted for 49.3% of our revenue, Americas accounted for 39.2% of our revenue and EMEA accounted for 11.6% of our revenue (in each case, before holding company level revenue and consolidation adjustments).

Our number of workstations decreased from 89,906 as of June 30, 2016 to 89,809 as of June 30, 2017. Generally, our competitors have higher EBITDA and depreciation expense than us because we lease rather than own all of our call center facilities (e.g., buildings and related equipment), except for IT infrastructure that is supported by Atento and depreciated.

As a part of our strategy to improve cost and increase efficiency we continued to migrate a portion of our call centers from Tier 1 to Tier 2 cities. These cities, which tend to be smaller lower cost locations, allow us to optimize our lease expenses and reduce labor costs.  By being a preferred employer we can then draw new and larger pools of talent and reduce turnover and absenteeism. We have completed many successful site transfers in Brazil, Colombia and Argentina. In Brazil, for example, the percentage of total workstations located in Tier 2 cities increased 2.2%, from 61.7% for the six months ended June 30, 2016 to 63.9% for the six months ended June 30, 2017, due to the new sites opened outside Sao Paulo and Rio de Janeiro. As demand for our services and solutions grows, and their complexity continues to increase, we have opportunities to evaluate and adjust our site footprint even further to create the most competitive combination of quality and cost effectiveness for our customers.

The following table shows the number of workstations and delivery centers in each of the jurisdictions in which we operated as of June 30, 2016 and 2017:

	Number of Workstations		Number of Service Delivery Centers (1)
	2016	2017	2016	2017

Brazil	46,286	47,650	32	33
Americas	36,978	36,533	51	50
Argentina (2)	3,670	4,151	11	12
Central America (3)	2,605	2,334	5	4
Chile	2,754	2,561	3	3
Colombia	7,508	7,857	9	9
Mexico	9,878	10,011	16	15
Peru	9,253	8,309	4	4
United States (4)	1,310	1,310	3	3
EMEA	6,642	5,626	16	14
Morocco (5)	1,076	-	2	-
Spain	5,566	5,626	14	14
Total	89,906	89,809	99	97

(1)     Includes service delivery centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations.

(2)     Includes Uruguay.

(3)     Includes Guatemala and El Salvador.

(4)     Includes Puerto Rico.

(5)     Operations in Morocco were divested on September 30, 2016.

For the three and six months ended June 30, 2017, revenue generated from our 15 largest client groups represented 77.0% and 77.8% of our revenue, respectively, as compared to 80.6% and 81.0%, respectively, in the same period in the prior year. Excluding revenue generated from the Telefónica Group, for the three and six months ended June 30, 2017 our next 15 largest client groups represented, 38.1% and 38.7%, respectively, as compared to 38.4% and 38.3%, respectively, in the same period in the prior year.

Our vertical industry expertise in telecommunications, financial services and multi-sector companies allows us to adapt our services and solutions for our clients, further embedding us into their value chain while delivering effective business results and increasing the portion of our client’s services related to CRM BPO. For the six months ended June 30, 2017, CRM BPO solutions and individual services comprised approximately 26.1% and 73.9% of our revenue, respectively. For the same period in 2016, CRM BPO solutions and individual services comprised approximately 22.8% and 77.2% of our revenue, respectively. For the three months ended June 30, 2017, CRM BPO solutions and individual services comprised approximately 26.3% and 73.7% of our revenue, respectively. For the same period in 2016, CRM BPO solutions and individual services comprised approximately 23.0% and 77.0% of our revenue, respectively.

During the six months ended June 30, 2017, telecommunications represented 47.5% of our revenue and financial services represented 33.1% of our revenue, compared to 49.8% and 34.5%, respectively, for the same period in 2016. Additionally, during the six months ended June 30, 2016 and 2017 the sales by service were:

	For the six months ended June 30,
	2016	2017
Customer Service	49.5%	50.9%
Sales	16.2%	17.6%
Collection	10.2%	9.1%
Back Office	10.3%	9.9%
Technical Support	9.5%	8.8%
Others	4.3%	3.7%
Total	100.0%	100.0%

During the three months ended June 30, 2017, telecommunications represented 47.7% of our revenue and financial services represented 32.6% of our revenue, compared to 49.7% and 34.5%, respectively, for the same period in 2016. Additionally, during the three months ended June 30, 2016 and 2017 the sales by service were:

	For the three months ended June 30,
	2016	2017
Customer Service	49.7%	51.7%
Sales	16.3%	18.8%
Collection	10.0%	8.6%
Back Office	10.1%	8.3%
Technical Support	9.4%	9.0%
Others	4.5%	3.6%
Total	100.0%	100.0%

Average headcount

The average headcount in the Atento Group in the six months ended June 30, 2016 and 2017, is presented as follows:

	June 30,
	2016	2017
	(unaudited)
Brazil	79,487	78,479
Central America	5,870	4,927
Chile	4,759	5,205
Colombia	8,340	9,616
Spain	9,989	10,124
Morocco (*)	1,116	-
Mexico	19,933	18,200
Peru	16,324	16,144
Puerto Rico	860	784
United States	722	661
Argentina and Uruguay	7,720	7,194
Corporate	139	82
Total	155,259	151,416

(*) Operations in Morocco were divested on September 30, 2016.

Consolidated Income Statements for the Three and Six Months Ended June 30, 2016 and 2017

($ in millions, except percentage changes)	For the three months ended June 30,		Change	Change excluding	For the six months ended June 30,		Change	Change excluding
	2016 (*)	2017	(%)	FX (%)	2016 (*)	2017	(%)	FX (%)
	(unaudited)				(unaudited)
Revenue	448.6	473.7	5.6	2.4	864.3	941.7	9.0	2.7
Other operating income	0.7	8.3	N.M.	N.M.	1.5	9.1	N.M.	N.M.
Operating expenses:
Supplies	(14.9)	(17.5)	(17.4)	(15.9)	(29.9)	(34.3)	(14.7)	(9.2)
Employee benefit expenses	(338.3)	(355.1)	(5.0)	(1.8)	(651.1)	(700.8)	(7.6)	(1.7)
Depreciation	(11.8)	(11.1)	5.9	9.8	(22.4)	(22.9)	(2.2)	5.4
Amortization	(13.3)	(12.3)	7.5	10.9	(23.9)	(25.9)	(8.4)	(1.6)
Changes in trade provisions	-	0.2	N.M.	N.M.	(0.3)	-	100.0	100.0
Other operating expenses	(50.0)	(63.5)	(27.0)	(22.1)	(101.1)	(119.3)	(18.0)	(9.1)
Total operating expenses	(428.3)	(459.3)	(7.2)	(3.9)	(828.7)	(903.2)	(9.0)	(2.7)
Operating profit	21.0	22.7	8.1	6.1	37.1	47.6	28.3	22.4
Finance income	0.7	1.5	114.3	114.3	2.2	3.6	63.6	44.0
Finance costs	(19.9)	(16.0)	19.6	23.1	(37.8)	(33.5)	11.4	17.5
Change in fair value of financial instruments	0.2	(0.3)	N.M.	N.M.	0.7	(0.3)	(142.9)	(142.9)
Net foreign exchange gain/(loss)	(9.2)	(4.3)	53.3	52.7	(12.9)	(0.9)	93.0	93.0
Net finance expense	(28.2)	(19.1)	32.3	34.1	(47.8)	(31.1)	34.9	38.2
(Loss)/profit before tax	(7.2)	3.6	150.0	147.4	(10.7)	16.5	N.M.	N.M.
Income tax expense	(0.6)	(7.3)	N.M.	N.M.	(1.5)	(11.1)	N.M.	N.M.
(Loss)/profit from continuing operations	(7.8)	(3.7)	52.6	56.0	(12.2)	5.4	144.3	141.9
Discontinued operations:
Loss from discontinued operations	(0.3)	-	100.0	100.0	(0.7)	-	100.0	100.0
(Loss)/profit for the period	(8.1)	(3.7)	54.3	57.5	(12.9)	5.4	141.9	139.7
(Loss)/profit attributable to:
Owners of the parent	(8.1)	(3.9)	51.9	55.2	(12.9)	5.1	139.5	137.5
Non-controlling interest	-	0.2	N.M.	N.M.	-	0.3	N.M.	N.M.
Other financial data:
EBITDA (1) (unaudited)	46.1	46.1	-	(2.9)	83.4	96.4	15.6	8.8
Adjusted EBITDA (1) (unaudited)	54.2	52.5	(3.1)	(6.1)	103.0	106.2	3.1	(3.2)

(1) For reconciliation with IFRS as issued by IASB, see section "Summary Historical Consolidated Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".
(*) Restated, excluding discontinued operations - Morocco.
N.M. means not meaningful

Consolidated Income Statements by Segment for the Three and Six Months Ended June 30, 2016 and 2017

($ in millions, except percentage changes)	For the three months ended June 30,		Change	Change Excluding	For the six months ended June 30,		Change	Change Excluding
	2016 (*)	2017	(%)	FX (%)	2016 (*)	2017	(%)	FX (%)
	(unaudited)
Revenue:
Brazil	202.2	233.5	15.5	5.8	384.7	471.8	22.6	5.5
Americas	189.1	185.7	(1.8)	(0.3)	366.3	359.1	(2.0)	(0.3)
EMEA	57.8	55.1	(4.7)	(2.0)	114.1	111.8	(2.0)	1.1
Other and eliminations (1)	(0.5)	(0.6)	(20.0)	(50.0)	(0.8)	(1.0)	(25.0)	(11.1)
Total revenue	448.6	473.7	5.6	2.4	864.3	941.7	9.0	2.7
Operating expenses:
Brazil	(191.9)	(227.6)	(18.6)	(8.3)	(367.3)	(447.6)	(21.9)	(4.6)
Americas	(175.3)	(175.9)	(0.3)	(2.0)	(338.3)	(342.8)	(1.3)	(3.1)
EMEA	(59.6)	(54.1)	9.2	6.9	(119.6)	(109.0)	8.9	6.0
Other and eliminations (1)	(1.5)	(1.7)	(13.3)	(41.7)	(3.5)	(3.8)	(8.6)	(15.2)
Total operating expenses	(428.3)	(459.3)	(7.2)	(3.9)	(828.7)	(903.2)	(9.0)	(2.7)
Operating profit/(loss):
Brazil	10.3	13.4	30.1	26.4	17.4	32.1	84.5	66.3
Americas	14.3	10.4	(27.3)	(26.8)	28.8	17.2	(40.3)	(39.6)
EMEA	(1.7)	1.2	N.M.	N.M.	(4.9)	3.1	N.M.	N.M.
Other and eliminations (1)	(1.9)	(2.3)	(21.1)	(27.8)	(4.2)	(4.8)	(14.3)	(14.3)
Total operating profit	21.0	22.7	8.1	6.1	37.1	47.6	28.3	22.4
Net finance expense:
Brazil	(11.0)	(9.2)	16.4	23.3	(19.3)	(17.3)	10.4	22.4
Americas	(4.1)	(1.7)	58.5	56.4	(7.1)	(3.4)	52.1	50.0
EMEA	(2.9)	(2.5)	13.8	10.7	(5.9)	(5.8)	1.7	(1.8)
Other and eliminations (1)	(10.2)	(5.7)	44.1	44.7	(15.5)	(4.6)	70.3	70.3
Total net finance expense	(28.2)	(19.1)	32.3	34.1	(47.8)	(31.1)	34.9	38.2
Income tax benefit/(expense):
Brazil	0.2	(1.7)	N.M.	N.M.	1.4	(3.9)	N.M.	N.M.
Americas	(4.4)	(4.1)	6.8	6.8	(9.5)	(7.3)	23.2	23.2
EMEA	1.3	(0.7)	N.M.	N.M.	2.9	(0.6)	(120.7)	(120.7)
Other and eliminations (1)	2.3	(0.8)	(134.8)	(134.8)	3.7	0.7	(81.1)	(80.6)
Total income tax expense	(0.6)	(7.3)	N.M.	N.M.	(1.5)	(11.1)	N.M.	N.M.
Profit/(loss) from continuing operations:
Brazil.	(0.5)	2.5	N.M.	N.M.	(0.5)	10.9	N.M.	N.M.
Americas	5.8	4.6	(20.7)	(22.0)	12.2	6.5	(46.7)	(46.7)
EMEA	(3.2)	(2.0)	37.5	37.5	(7.9)	(3.3)	58.2	56.0
Other and eliminations (1)	(9.9)	(8.8)	11.1	10.2	(16.0)	(8.7)	45.6	46.0
(Loss)/profit from continuing operations	(7.8)	(3.7)	52.6	56.0	(12.2)	5.4	144.3	141.9
Loss from discontinued operations	(0.3)	-	100.0	100.0	(0.7)	-	100.0	100.0
Profit/(loss) for the period:
Brazil.	(0.5)	2.5	N.M.	N.M.	(0.5)	10.9	N.M.	N.M.
Americas	5.8	4.6	(20.7)	(22.0)	12.2	6.5	(46.7)	(46.7)
EMEA	(3.5)	(2.0)	42.9	42.9	(8.6)	(3.3)	61.6	59.8
Other and eliminations (1)	(9.9)	(8.8)	11.1	10.2	(16.0)	(8.7)	45.6	46.0
(Loss)/profit for the period	(8.1)	(3.7)	54.3	57.5	(12.9)	5.4	141.9	139.7
Profit/(loss) attributable to:
Owners of the parent	(8.1)	(3.9)	51.9	55.2	(12.9)	5.1	139.5	137.5
Non-controlling interest	-	0.2	N.M.	N.M.	-	0.3	N.M.	N.M.
Other financial data:
EBITDA (2):
Brazil	23.3	26.2	12.4	5.2	41.4	59.4	43.5	26.1
Americas	23.2	18.9	(18.5)	(17.8)	45.8	33.9	(26.0)	(25.2)
EMEA	1.3	3.2	146.2	N.M.	0.2	7.6	N.M.	N.M.
Other and eliminations (1)	(1.7)	(2.2)	(29.4)	(37.5)	(4.0)	(4.5)	(12.5)	(9.8)
Total EBITDA (unaudited)	46.1	46.1	-	(2.9)	83.4	96.4	15.6	8.8
Adjusted EBITDA (2):
Brazil	27.1	28.7	5.9	(1.0)	52.0	63.0	21.2	6.1
Americas	24.3	21.7	(10.7)	(11.8)	47.7	39.1	(18.0)	(18.0)
EMEA	3.6	3.8	5.6	8.6	6.3	8.1	28.6	28.6
Other and eliminations (1)	(0.8)	(1.7)	(112.5)	(41.7)	(3.0)	(4.0)	(33.3)	(8.1)
Total Adjusted EBITDA (unaudited)	54.2	52.5	(3.1)	(6.1)	103.0	106.2	3.1	(3.2)

(1) Included revenue and expenses at the holding-company level (such as corporate expenses and acquisition related expenses), as applicable, as well as consolidation adjustments.
(2) For reconciliation with IFRS as issued by IASB, see section "Summary Historical Consolidated Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".
(*) Restated, excluding discontinued operations - Morocco.
N.M. means not meaningful

Three Months Ended June 30, 2016 Compared to Three Months Ended June 30, 2017

Revenue

Revenue increased by $25.1 million, or 5.6%, from $448.6 million for the three months ended June 30, 2016 to $473.7 million for the three months ended June 30, 2017. Excluding the impact of foreign exchange, revenue increased 2.4%.

Multisector continued to deliver a sustainable growth, with a revenue increase of $32.5 million, or 12.8%, from $254.1 million for the three months ended June 30, 2016 to $286.6 million for the three months ended June 30, 2017. Excluding the impact of foreign exchange, revenue from multisector clients increased 8.5%, supported by gains mainly in Brazil and Americas.

Revenue from Telefónica decreased by $7.4 million, or 3.8%, from $194.5 million for the three months ended June 30, 2016 to $187.1 million for the three months ended June 30, 2017. Excluding the impact of foreign exchange, revenue from Telefónica decreased 5.8%, mainly by volume reductions in Brazil, Mexico, Argentina and Peru.

For the three months ended June 30, 2017, revenue from multisector clients was 60.5% of total revenue, compared to 56.6% for the three months ended June 30, 2016, an increase of 3.9 percentage points.

The following chart sets forth a breakdown of revenue by geographical region for the three months ended June 30, 2016 and 2017 and as a percentage of revenue and the percentage change between those periods with and net of foreign exchange effects.

	For the three months ended June 30,
($ in millions, except percentage changes)	2016	(%)	2017	(%)	Change (%)	Change excluding FX (%)
	(unaudited)		(unaudited)
Brazil	202.2	45.1	233.5	49.3	15.5	5.8
Americas	189.1	42.2	185.7	39.2	(1.8)	(0.3)
EMEA (*)	57.8	12.9	55.1	11.6	(4.7)	(2.0)
Other and eliminations (1)	(0.5)	(0.2)	(0.6)	(0.1)	(20.0)	(50.0)
Total	448.6	100.0	473.7	100.0	5.6	2.4

(*) The amounts of June 30, 2016, were restated excluding discontinued operations – Morocco.

(1)  Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the three months ended June 30, 2016 and 2017 totaled $202.2 million and $233.5 million, respectively, an increase of $31.3 million, or 15.5%. Excluding the impact of foreign exchange, revenue increased by 5.8%. Excluding the impact of foreign exchange, revenue from Telefónica decreased 4.4%, due to lower volumes while revenue from multisector clients increased by 11.2%, supported by new client wins.

Americas

Revenue in Americas for the three months ended June 30, 2016 and 2017 totaled $189.1 million and $185.7 million, respectively, a decrease of $3.4 million, or 1.8%. Excluding the impact of foreign exchange, revenue decreased 0.3%. Excluding the impact of foreign exchange, revenue from Telefónica decreased 8.1%, driven by lower volumes in Mexico, Argentina and Peru, while revenue from multisector clients increased by 6.5%, supported by new client wins and volumes increase in Argentina, Colombia, Chile, and U.S. Nearshore business.

EMEA

Revenue in EMEA for the three months ended June 30, 2016 and 2017 was $57.8 million and $55.1 million, respectively, a decrease of $2.7 million, or 4.7%. Excluding the impact of foreign exchange, revenue decreased by 2.0%. Excluding the impacts of foreign exchange, revenue from Telefónica decreased by 3.0%, due to lower volumes in Spain, while revenue from multisector clients remained at the same levels.

Other operating income

Other operating income increased by $7.6 million, from $0.7 million for the three months ended June 30, 2016 to $8.3 million, for the period ended June 30, 2017, due to an extraordinary revenue related to a sale and leaseback from an operation of IT equipment in Brazil. This amount nets-off the amounts of the write-off from the assets, registered in other operating expenses, so the complete operation represents no impact to the EBITDA.

Total operating expenses

Total operating expenses increased by $31.0 million, or 7.2%, from $428.3 million for the three months ended June 30, 2016 to $459.3 million for the three months ended June 30, 2017. Excluding the impact of foreign exchange, operating expenses increased by 3.9%, impacted by the write-off from IT equipment related to a sale and leaseback operation in Brazil. Excluding this effect, operating expenses still increases by 2.2%, mainly in Brazil, Colombia and U.S. Nearshore (set up costs for new clients and higher volume) and Argentina (higher inflation), partially compensated by cost reduction initiatives implemented across all regions. As a percentage of revenue, operating expenses represented 95.5% and 97.0% for the three months ended June 30, 2016 and 2017, respectively. Excluding the impact of foreign exchange and the one-off impact from asset write-off, operating expenses as a percentage of revenue represented 95.4% for the three months ended June 30, 2017.

Supplies: Supplies expenses increased by $2.6 million, or 17.4%, from $14.9 million for the three months ended June 30, 2016 to $17.5 million for the three months ended June 30, 2017. Excluding the impact of foreign exchange, supplies expenses increased by 15.9%. As a percentage of revenue, supplies represented 3.3% and 3.7% for the three months ended June 30, 2016 and 2017, respectively.

Employee benefit expenses: Employee benefit expenses increased by $16.8 million, or 5.0%, from $338.3 million for the three months ended June 30, 2016 to $355.1 million for the three months ended June 30, 2017. Excluding the impact of foreign exchange, employee benefit expenses increased by 1.8%. As a percentage of revenue, employee benefit expenses represented 75.4% and 75.0% for the three months ended June 30, 2016 and 2017, respectively.

 Depreciation and amortization: Depreciation and amortization expenses decreased by $1.7 million, or 6.8%, from $25.1 million for the three months ended June 30, 2016 to $23.4 million for the three months ended June 30, 2017. Excluding the impact of foreign exchange, depreciation and amortization expense decreased by 10.3%, mainly due to lower capital expenditures along recent years.

Changes in trade provisions: Changes in trade provisions decreased by $0.2 million, from zero for the three months ended June 30, 2016 to positive figure of $0.2 million for the three months ended June 30, 2017.

Other operating expenses: Other operating expenses increased by $13.5 million, or 27.0%, from $50.0 million for the three months ended June 30, 2016 to $63.5 million for the three months ended June 30, 2017. Excluding the impact of foreign exchange, other operating expenses increased by 22.1%, mainly in Brazil due to the write-off from IT equipment related to a sale and leaseback operation. This amount nets-off the amounts of the Revenue, registered in other operating income and the complete operation represents no impact to the EBITDA. As a percentage of revenue, other operating expenses totaled 11.1% and 13.4% for the three months ended June 30, 2016 and 2017, respectively.

Brazil

Total operating expenses in Brazil increased by $35.7 million, or 18.6%, from $191.9 million for the three months ended June 30, 2016 to $227.6 million for the three months ended June 30, 2017. Excluding the impact of foreign exchange, operating expenses in Brazil increased by 8.3%, due to the increase of other operating expenses due to a sale and leaseback of IT equipment and the higher activity and set up costs to implement the operation in the recent acquired customers. Operating expenses as a percentage of revenue increased 2.6 percentage points from 94.9% to 97.5%, for the three months ended June 30, 2016 and 2017, respectively.

Americas

Total operating expenses in Americas increased by $0.6 million, or 0.3%, from $175.3 million for the three months ended June 30, 2016 to $175.9 million for the three months ended June 30, 2017. Excluding the impact of foreign exchange, operating expenses increased by 2.0%. Operating expenses as a percentage of revenue increased 2 percentage points from 92.7% to 94.7%, for the three months ended June 30, 2016 and 2017, respectively. This increase was mainly driven by the impact of higher inflation in Argentina and increase in variable costs due to volume increase in Colombia, Chile and U.S. Nearshore business.

EMEA

Total operating expenses in EMEA decreased by $5.5 million, or 9.2%, from $59.6 million for the three months ended June 30, 2016 to $54.1 million for the three months ended June 30, 2017. Excluding the impact of foreign exchange, operating expenses decreased by 6.9%, mainly driven by cost saving initiatives in fixed expenses implemented along 2016. Operating expenses as a percentage of revenue decreased 4.9 percentage points from 103.1% to 98.2%, for the three months ended June 30, 2016 and 2017, respectively.

Operating profit

Operating profit increased by $1.7 million, from $21.0 million for the three months ended June 30, 2016 to $22.7 million for the three months ended June 30, 2017. Excluding the impact of foreign exchange, operating profit increased 6.1%. Operating profit margin increased from 4.7% for the three months ended June 30, 2016 to 4.8% for the three months ended June 30, 2017.

Brazil

Operating profit in Brazil increased by $3.1 million, from $10.3 million for the three months ended June 30, 2016 to $13.4 million for the three months ended June 30, 2017. Excluding the impact of foreign exchange, operating profit increased by 26.4%. Operating profit margin in Brazil increased from 5.1% for three months ended June 30, 2016 to 5.7% for the three months ended June 30, 2017, mainly due to the positive results of the efficiency programs implemented since 2016.

Americas

Operating profit in Americas decreased by $3.9 million, from $14.3 million for the three months ended June 30, 2016 to $10.4 million for the three months ended June 30, 2017. Excluding the impact of foreign exchange, operating profit decreased by 26.8%. Operating profit margin decreased from 7.6% for the three months ended June 30, 2016 to 5.6% for the three months ended June 30, 2017. Decline in operating profit was driven by lower results mainly concentrated in Mexico, Chile and Argentina.

EMEA

Operating profit in EMEA changed by $2.9 million, from a loss of $1.7 million for the three months ended June 30, 2016 to a profit of $1.2 million for the three months ended June 30, 2017. Operating profit margin improved from negative margin of 2.9% to a positive margin of 2.2%. This increase is mainly related to the lower costs as a result of the implementation of cost saving initiatives.

Finance income

Finance income was $1.5 million for the three months ended June 30, 2017, compared to $0.7 million for the three months ended June 30, 2016. Excluding the impact of foreign exchange, finance income increased by 114.3% during the three months ended June 30, 2017, mainly due to higher income over financial investments.

Finance costs

Finance costs decreased by $3.9 million, or 19.6%, from a cost of $19.9 million for the three months ended June 30, 2016 to $16.0 million for the three months ended June 30, 2017. Excluding the impact of foreign exchange, finance costs decreased by 23.1% during the three months ended June 30, 2017. The decrease in finance costs was driven by a lower outstanding amount on Brazilian Debentures and BNDES credit facilities.

Change in fair value of financial instruments

Changes in fair value of financial instruments changed by $0.5 million, from a gain of $0.2 million for the three months ended June 30, 2016 to a loss of $0.3 million for the three months ended June 30, 2017. This loss is related to the ineffective portion of derivative instruments.

Net foreign exchange gain/(loss)

Net foreign exchange loss changed by $4.9 million, from a loss of $9.2 million for the three months ended June 30, 2016 to a loss of $4.3 million for the three months ended June 30, 2017. This loss in the three months ended June 30, 2017 was mainly due to intercompany balances and therefore had no effect on cash.

Income tax expense

Income tax expense for the three months ended June 30, 2016 and 2017 totaled $0.6 million and $7.3 million, respectively. Higher tax expenses were mainly attributed to: (i) the recognition of non-deductible expenses mainly in Mexico, Brazil and Colombia, (ii) the contribution of losses in the holdings companies and (iii) the positive profit before tax in 2017.

Loss for the period

Loss for the three months ended June 30, 2016 and 2017 was $8.1 million and $3.7 million, respectively, as a result of the items disclosed above.

EBITDA and Adjusted EBITDA

EBITDA was $46.1 million for the three months ended June 30, 2016 and 2017. For the same period, Adjusted EBITDA decreased by $1.7 million, or 3.1% from $54.2 million for the three months ended June 30, 2016 to $52.5 million for the three months ended June 30, 2017. The difference between EBITDA and Adjusted EBITDA is due to the exclusion of items that were not related to our core results of operations. Our Adjusted EBITDA is defined as EBITDA adjusted to exclude the, restructuring costs, site relocation costs, asset impairments and other items which are not related to our core results of operations. See “Summary Consolidated Historical Financial Information” for a reconciliation of EBITDA and Adjusted EBITDA to profit/(loss).

Excluding the impact of foreign exchange, EBITDA decreased by 2.9% and Adjusted EBITDA decreased by 6.1%, mainly due to the reduction in revenues.

Brazil

EBITDA in Brazil increased by $2.9 million, or 12.4%, from $23.3 million for the three months ended June 30, 2016 to $26.2 million for the three months ended June 30, 2017. For the same period, Adjusted EBITDA increased by $1.6 million, or 5.9%, from $27.1 million to $28.7 million. Excluding the impact of foreign exchange, EBITDA increased by 5.2% and Adjusted EBITDA decreased by 1.0%. This increase is mainly driven by higher revenues and cost reduction initiatives implemented along 2016.

Americas

EBITDA in Americas decreased by $4.3 million, or 18.5%, from $23.2 million for the three months ended June 30, 2016 to $18.9 million for the three months ended June 30, 2017. For the same period, Adjusted EBITDA decreased by $2.6 million, or 10.7%, from $24.3 million to $21.7 million. Excluding the impact of foreign exchange, EBITDA decreased during this period by $4.1 million, or 17.8%, and Adjusted EBITDA decreased $2.9 million, or 11.8% respectively.

The decrease in Adjusted EBITDA and EBITDA is mainly driven by declines in volume in Mexico and Argentina.

EMEA

EBITDA in EMEA increased by $1.9 million, from $1.3 million for the three months ended June 30, 2016 to $3.2 million for the three months ended June 30, 2017. For the same period, Adjusted EBITDA increased by 5.6%, from $3.6 million to $3.8 million. This increase is mainly related to the reduction of fixed expenses, as a result of the cost saving initiatives implemented during 2016.

Excluding the impact of foreign exchange, EBITDA increased during this period by $2.0 million, while Adjusted EBITDA increased by $0.3 million, or 8.6%, respectively. The EBITDA of June 30, 2016 was also impacted by non-recurring expenses related to investments to adjust cost structure in the Region.

Six Months Ended June 30, 2016 Compared to Six Months Ended June 30, 2017

Revenue

Revenue increased by $77.4 million, or 9.0%, from $864.3 million for the six months ended June 30, 2016 to $941.7 million for the six months ended June 30, 2017. Excluding the impact of foreign exchange, revenue increased 2.7%.

Multisector continued to deliver a sustainable growth, with a revenue increase of $80.4 million, or 16.5%, from $486.6 million for the six months ended June 30, 2016 to $567.0 million for the six months ended June 30, 2017. Excluding the impact of foreign exchange, revenue from multisector clients increased 8.7%, supported by gains in all regions.

Revenue from Telefónica decreased by $3.0 million, or 0.8%, from $377.7 million for the six months ended June 30, 2016 to $374.7 million for the six months ended June 30, 2017. Excluding the impact of foreign exchange, revenue from Telefónica clients decreased 5.2%, mainly by the volume reduction in México, Brazil, Argentina and Peru.

For the six months ended June 30, 2017, revenue from multisector clients was 60.2% of total revenue, compared to 57.0% for the six months ended June 30, 2016, an increase of 3.3 percentage points.

The following chart sets forth a breakdown of revenue by geographical region for the six months ended June 30, 2016 and 2017 and as a percentage of revenue and the percentage change between those periods with and net of foreign exchange effects.

	For the six months ended June 30,
($ in millions, except percentage changes)	2016	(%)	2017	(%)	Change (%)	Change excluding FX (%)
	(unaudited)		(unaudited)
Brazil	384.7	44.5	471.8	50.1	22.6	5.5
Americas	366.3	42.4	359.1	38.1	(2.0)	(0.3)
EMEA (*)	114.1	13.2	111.8	11.9	(2.0)	1.1
Other and eliminations (1)	(0.8)	(0.1)	(1.0)	(0.1)	(25.0)	(11.1)
Total	864.3	100.0	941.7	100.0	9.0	2.7

(*) The amounts of June 30, 2016, were restated excluding discontinued operations – Morocco.

(1)  Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the six months ended June 30, 2016 and 2017 totaled $384.7 million and $471.8 million, respectively, an increase of $87.1 million, or 22.6%. Excluding the impact of foreign exchange, revenue increased by 5.5%. Excluding the impact of foreign exchange, revenue from Telefónica decreased by 3.9%, due to lower volumes while revenue from multisector clients increased by 10.4%, supported primarily by new client wins.

Americas

Revenue in Americas for the six months ended June 30, 2016 and 2017 totaled $366.3 million and $359.1 million, respectively, a decrease of $7.2 million, or 2.0%. Excluding the impact of foreign exchange, revenue decreased 0.3%. Excluding the impact of foreign exchange, revenue from Telefónica increased by 8.5%, driven by lower volumes in Mexico, Argentina and Peru while revenue from multisector clients increased by 6.9%, supported by new client wins in Argentina, Colombia, Chile and U.S. Nearshore business.

EMEA

Revenue in EMEA for the six months ended June 30, 2016 and 2017 was $114.1 million and $111.8 million, respectively, a decrease of $2.3 million, or 2.0%. Excluding the impact of foreign exchange, revenue increased by 1.1%. Excluding the impacts of foreign exchange, revenue from Telefónica decreased by 0.5%, due to lower volumes in Spain, while revenue from multisector clients increased by 4.0%, supported by new service wins.

Other operating income

Other operating income increased from $1.5 million for the six months ended June 30, 2016 to $9.1 million, for the period ended June 30, 2017, or by $7.6 million, mainly due to an extraordinary revenue related to a sale and leaseback operation of IT equipment’s in Brazil. This amount nets-off the amounts of the write-off from the assets, registered in other operating expenses, so the complete operation represents no impact to the EBITDA.

Total operating expenses

Total operating expenses increased by $74.5 million, or 9.0%, from $828.7 million for the six months ended June 30, 2016 to $903.2 million for the six months ended June 30, 2017. Excluding the impact of foreign exchange, operating expenses increased by 2.7%, impacted by the write-off from IT equipment’s related to a sale and leaseback operation in Brazil. Excluding this effect, operating expenses still increases by 1.8%, mainly in Brazil (set up costs incurred to implement operations for recently acquired new clients) Argentina (higher inflation), Colombia and U.S. Nearshore business (higher volumes), partially compensated by cost reduction initiatives implemented across all regions. As a percentage of revenue, operating expenses represented 95.9% for the six months ended June 30, 2016 and 2017, respectively. Excluding the impact of foreign exchange and the one-off impact from the asset write-off, operating expenses as a percentage of revenue, represented 95.1% for the six months ended June 30, 2017.

Supplies: Supplies expenses increased by $4.4 million, or 14.7%, from $29.9 million for the six months ended June 30, 2016 to $34.3 million for the six months ended June 30, 2017. Excluding the impact of foreign exchange, supplies expenses increased by 9.2%, mainly due to higher set up costs to implement operations from recent acquired clients in Brazil. As a percentage of revenue, supplies represented 3.5% and 3.6% for the six months ended June 30, 2016 and 2017, respectively.

Employee benefit expenses: Employee benefit expenses increased by $49.7 million, or 7.6%, from $651.1 million for the six months ended June 30, 2016 to $700.8 million for the six months ended June 30, 2017. Excluding the impact of foreign exchange, employee benefit expenses increased by 1.7%, mainly in Brazil (set up costs for new clients and higher labor expenses as per new collective agreement recently signed) and Americas (higher inflation in Argentina). As a percentage of revenue, employee benefit expenses represented 75.3% and 74.4% for the six months ended June 30, 2016 and 2017, respectively.

 Depreciation and amortization: Depreciation and amortization expenses increased by $2.5 million, or 5.4%, from $46.3 million for the six months ended June 30, 2016 to $48.8 million for the six months ended June 30, 2017. Excluding the impact of foreign exchange, depreciation and amortization expense decreased by 1.8%, mainly due to a tighter control over capital expenditures.

Changes in trade provisions: Changes in trade provisions decreased by $0.3 million, from a negative $0.3 million for the six months ended June 30, 2016 to zero for the six months ended June 30, 2017.

Other operating expenses: Other operating expenses increased by $18.2 million, or 18.0%, from $101.1 million for the six months ended June 30, 2016 to $119.3 million for the six months ended June 30, 2017. Excluding the impact of foreign exchange, other operating expenses increased by 9.1%, mainly in Brazil due to the write-off from IT equipment’s related to a lease-back operation. This amount nets-off the amounts of the Revenue, registered in other operating income and the complete operation represents no impact to the EBITDA. As a percentage of revenue, other operating expenses were 11.7% and 12.7% for the six months ended June 30, 2016 and 2017, respectively.

Brazil

Total operating expenses in Brazil increased by $80.3 million, or 21.9%, from $367.3 million for the six months ended June 30, 2016 to $447.6 million for the six months ended June 30, 2017, impacted by the write-off from IT equipment’s related to the lease-back operation. Excluding the impact of foreign exchange and the asset write-off, operating expenses in Brazil increased by 2.8%, due to higher activity and set up costs to implement the operation from recent acquired clients. Operating expenses as a percentage of revenue decreased from 95.5% to 94.9% (93.3% excluding the asset write-off impact), for the six months ended June 30, 2016 and 2017, respectively.

Americas

Total operating expenses in Americas increased by $4.5 million, or 1.3%, from $338.3 million for the six months ended June 30, 2016 to $342.8 million for the six months ended June 30, 2017. Excluding the impact of foreign exchange, operating expenses in Americas increased by 3.1%. Operating expenses as a percentage of revenue increased from 92.4% to 95.5%, for the six months ended June 30, 2016 and 2017, respectively. This increase was mainly caused by the impact of higher inflation in Argentina and increase in variable costs due to volume increase in Colombia, Chile and U.S. Nearshore business.

EMEA

Total operating expenses in EMEA decreased by $10.6 million, or 8.9%, from $119.6 million for the six months ended June 30, 2016 to $109.0 million for the six months ended June 30, 2017. Excluding the impact of foreign exchange, operating expenses in EMEA decreased by 6.0%. Operating expenses as a percentage of revenue decreased from 104.8% to 97.5%, for the six months ended June 30, 2016 and 2017, respectively, mainly as an impact of the cot initiatives in fixed costs recently implemented.

Operating profit

Operating profit increased by $10.5 million, from $37.1 million for the six months ended June 30, 2016 to $47.6 million for the six months ended June 30, 2017. Excluding the impact of foreign exchange, operating profit increased 22.4%. Operating profit margin increased from 4.3% for the six months ended June 30, 2016 to 5.1% for the six months ended June 30, 2017.

Brazil

Operating profit in Brazil increased by $14.7 million, from $17.4 million for the six months ended June 30, 2016 to $32.1 million for the six months ended June 30, 2017. Excluding the impact of foreign exchange, operating profit increased by 66.3%. Operating profit margin in Brazil increased from 4.5% for six months ended June 30, 2016 to 6.8% for the six months ended June 30, 2017.

Americas

Operating profit in Americas decreased by $11.6 million, from $28.8 million for the six months ended June 30, 2016 to $17.2 million for the six months ended June 30, 2017. Excluding the impact of foreign exchange, operating profit decreased by 39.6%. Operating profit margin in Americas decreased from 7.9% for the six months ended June 30, 2016 to 4.8% for the six months ended June 30, 2017. The decrease was mainly driven by lower results in Mexico.

EMEA

Operating profit in EMEA changed by $8.0 million, from a loss of $4.9 million for the six months ended June 30, 2016 to a profit of $3.1 million for the six months ended June 30, 2017. Operating profit margin improved from negative margin of 4.3% to a positive margin of 2.8%. This increase is mainly related to lower fixed costs as a result of the implementation of cost saving initiatives.

Finance income

Finance income was $3.6 million for the six months ended June 30, 2017, compared to $2.2 million for the six months ended June 30, 2016. Excluding the impact of foreign exchange, finance income increased by 44.0% during the six months ended June 30, 2017.

Finance costs

Finance costs decreased by $4.3 million, or 11.4%, from $37.8 million for the six months ended June 30, 2016 to $33.5 million for the six months ended June 30, 2017. Excluding the impact of foreign exchange, finance costs decreased by 17.5% during the six months ended June 30, 2017. The decrease in finance costs was driven by a lower outstanding amount on Brazilian Debentures and BNDES credit facilities.

Change in fair value of financial instruments

Changes in fair value of financial instruments changed by $1.0 million, from a gain of $0.7 million for the six months ended June 30, 2016 to a loss of 0.3 million for the six months ended June 30, 2017. This loss is related to the ineffective portion of our derivative instruments.

Net foreign exchange gain/(loss)

Net foreign exchange loss changed by $12.0 million, from a loss of $12.9 million for the six months ended June 30, 2016 to a loss of $0.9 million for the six months ended June 30, 2017. This loss was mainly due to intercompany balances and therefore had no effect on cash.

Income tax expense

Income tax expense for the six months ended June 30, 2016 and 2017 totaled $1.5 million and $11.1 million, respectively. Higher tax expenses were mainly attributed to: (i) the recognition of non-deductible expenses mainly in Mexico, Brazil and Colombia, (ii) the contribution of losses in the holdings companies and (iii) the positive profit before tax in 2017.

Profit/(loss) for the period

Profit/(loss) for the six months ended June 30, 2016 and 2017 was a loss of $12.9 million and a profit of $5.4 million, respectively, as a result of the items disclosed above.

EBITDA and Adjusted EBITDA

EBITDA increased by $13.0 million, or 15.6%, from $83.4 million for the six months ended June 30, 2016 to $96.4 million for the six months ended June 30, 2017. For the same time period, Adjusted EBITDA increased by $3.2 million, or 3.1% from $103.0 million for the six months ended June 30, 2016 to 106.2 million for the six months ended June 30, 2017. The difference between EBITDA and Adjusted EBITDA is due to the exclusion of items that were not related to our core results of operations. Our Adjusted EBITDA is defined as EBITDA adjusted to exclude the, restructuring costs, site relocation costs, asset impairments and other items which are not related to our core results of operations. See “Summary Consolidated Historical Financial Information” for a reconciliation of EBITDA and Adjusted EBITDA to profit/(loss).

Excluding the impact of foreign exchange, EBITDA increased by 8.8% and Adjusted EBITDA decreased by 3.2%, mainly driven by lower revenue in Americas.

Brazil

EBITDA in Brazil increased by $18.0 million, or 43.5%, from $41.4 million for the six months ended June 30, 2016 to $59.4 million for the six months ended June 30, 2017. For the same period, Adjusted EBITDA increased by $11.0 million, or 21.2%, from $52.0 million to $63.0 million. Excluding the impact of foreign exchange, EBITDA increased by 26.1% and Adjusted EBITDA increased by 6.1%. This increase is mainly driven by higher revenue and cost reduction initiatives implemented along 2016.

Americas

EBITDA in Americas decreased by $11.9 million, or 26.0%, from $45.8 million for the six months ended June 30, 2016 to $33.9 million for the six months ended June 30, 2017. For the same period, Adjusted EBITDA decreased by $8.6 million, or 18.0%, from $47.7 million to $39.1 million. Excluding the impact of foreign exchange, EBITDA decreased during this period by $11.4 million, or 25.2%, and Adjusted EBITDA decreased $8.6 million, or 18.0% respectively.

The decrease in Adjusted EBITDA and EBITDA is mainly driven by declines in volume from Mexico, Peru, Colombia and Chile.

EMEA

EBITDA in EMEA improved by $7.4 million, from a gain of $0.2 million for the six months ended June 30, 2016 to a gain of $7.6 million for the six months ended June 30, 2017. For the same period, Adjusted EBITDA increased by $1.8 million, from $6.3 million to $8.1 million. This increase is mainly related to lower fixed costs as a result of the cost saving initiatives recently implemented.

Excluding the impact of foreign exchange, EBITDA increased during this period by $7.3 million, while Adjusted EBITDA increased by $1.8 million, respectively. The EBITDA of June 30, 2016 was also impacted by non-recurring expenses related to investments to adjust cost structure in the Region.

Liquidity and Capital Resources

As of June 30, 2017, our outstanding debt was $546.7 million, which includes $304.2 million of our 7.375% Senior Secured Notes due 2020, $150.2 million equivalent amount of Brazilian Debentures, $59.4 million of financing provided by BNDES, $9.1 million of finance lease payables and $23.8 million of other bank borrowings.

During the three months ended June 30, 2017, our cash flow provided by operating activities was $10.8 million, which includes interest paid of $15.9 million. Our cash flow from operating activities, before giving effect to the payment of interest, was $26.7 million.

During the six months ended June 30, 2017, our cash flow provided by operating activities was $1.5 million, which includes interest paid of $31.9 million. Our cash flow from operating activities, before giving effect to the payment of interest, was $33.4 million.

Consolidated Statements of Cash Flow for the Three and Six Months Ended June 30, 2016 and 2017
(THOUSANDS OF U.S. DOLLARS, UNLESS OTHERWISE INDICATED)

	For the three months ended June 30,		For the six months ended June 30,
	2016	2017	2016	2017
	(unaudited)
Operating activities
(Loss)/profit from continuing operations before tax	(7,305)	3,683	(10,696)	16,461
(Loss)/profit from discontinuing operations before tax	(250)	-	(657)	-
(Loss)/profit before tax	(7,555)	3,683	(11,353)	16,461
Adjustments to profit/(loss) before tax to net cash flows:
Amortization and depreciation	25,325	23,377	46,976	48,803
Impairment losses	46	(176)	305	26
Change in provisions	689	620	2,520	4,406
Grants released to income	(145)	(91)	(222)	(170)
Losses on disposal of fixed assets	711	1,132	588	1,106
Finance income	(656)	(1,500)	(2,157)	(3,615)
Finance costs	19,944	16,026	37,802	33,461
Net foreign exchange differences	9,202	4,236	12,750	958
Change in fair value of financial instruments	(180)	312	(662)	268
Changes in other (gains)/losses and own work capitalized	654	3,996	321	5,279
	55,590	47,932	98,221	90,522

Changes in working capital:
Changes in trade and other receivables	23,542	(21,613)	(16,549)	(56,302)
Changes in trade and other payables	14,445	4,527	34,435	17,935
Other assets/(payables)	(16,360)	(2,215)	(34,274)	(17,750)
	21,627	(19,301)	(16,388)	(56,117)

Interest paid	(26,149)	(15,869)	(40,823)	(31,931)
Interest received	4,494	1,060	4,748	3,404
Income tax paid	(7,685)	(4,420)	(14,205)	(10,112)
Other payments	(7,573)	(2,314)	(10,315)	(10,774)
	(36,913)	(21,543)	(60,595)	(49,413)
Net cash flow from operating activities	32,749	10,771	9,885	1,453
Investment activities
Payments for acquisition of intangible assets	(14,116)	(16,267)	(19,344)	(20,062)
Payments for acquisition of property, plant and equipment	(7,383)	(6,521)	(21,244)	(16,825)
Acquisition of subsidiaries, net of cash acquired	-	(14,512)	-	(14,512)
Proceeds from sale of PP&E and intangible assets	879	45	902	82
Net cash flow used in investment activities	(20,620)	(37,255)	(39,686)	(51,317)
Financing activities
Proceeds from borrowing from third parties	-	63,950	-	65,990
Repayment of borrowing from third parties	(5,219)	(60,870)	(7,082)	(68,999)
Net cash flow provided by/(used in) financing activities	(5,219)	3,080	(7,082)	(3,009)
Net increase/(decrease) in cash and cash equivalents	6,910	(23,404)	(36,883)	(52,873)

Exchange differences	3,981	(1,263)	12,381	5,115

Cash and cash equivalents at beginning of period	148,627	170,944	184,020	194,035
Cash and cash equivalents at end of period	159,518	146,277	159,518	146,277

 Cash Flow

As of June 30, 2017, we had cash and cash equivalents (net of any outstanding bank overdrafts) of approximately $146.3 million. We believe that our current cash flow used in operating activities and financing arrangements will provide us with sufficient liquidity to meet our working capital needs.

	For the three months ended June 30,		For the six months ended June 30,
($ in millions)	2016	2017	2016	2017
	(unaudited)
Cash from operating activities	32.7	10.8	9.9	1.5
Cash used in investment activities	(20.6)	(37.3)	(39.7)	(51.3)
Cash provided by/(used in) financing activities	(5.2)	3.1	(7.1)	(3.0)
Net increase/(decrease) in cash and cash equivalents	6.9	(23.4)	(36.9)	(52.9)
Effect of changes in exchanges rates	4.0	(1.3)	12.4	5.1

Cash from/(used in) Operating Activities

Three and Six Months Ended June 30, 2016 Compared to Three and Six Months Ended June 30, 2017

Cash provided by operating activities was $10.8 million for the three months ended June 30, 2017 compared to $32.7 million for the three months ended June 30, 2016. For the six months ended June 30, 2017 cash provided by operating activities was $1.5 million compared to cash provided by operating activities of $9.9 million for the same period in the prior year. The decrease from cash provided by operating activities resulted from unfavorable changes in working capital as a result of higher DSO (Days Sales Outstanding).

Cash used in Investment Activities

Three Months Ended June 30, 2016 Compared to Three Months Ended June 30, 2017

Cash used in investment activities was $37.3 million for the three months ended June 30, 2017 compared to cash used in investment activities of $20.6 million for the three months ended June 30, 2016. The variance is mainly driven by the acquisition of Interfile and the increase in capital expenditures.

Six Months Ended June 30, 2016 Compared to Six Months Ended June 30, 2017

Cash used in investment activities was $51.3 million for the six months ended June 30, 2017 compared to cash used in investment activities of $39.7 million for the six months ended June 30, 2016. The variance is mainly driven by the acquisition of Interfile and the increase in capital expenditures.

Cash provided by/(used in) Financing Activities

Three and Six Months Ended June 30, 2016 Compared to Three and Six Months Ended June 30, 2017

Cash provided by financing activities was $3.1 million for the three months ended June 30, 2017 compared to the cash used in financing activities of $5.2 million for the three months ended June 30, 2016. For the six months ended June 30, 2017 cash used in financing activities was $3.0 million compared to cash used in financing activities of $7.1 million for the same period in the prior year. Main variance is driven by early repayment of Brazilian Debentures and regular amortization for BNDES facility offset by new financing arrangements.

Finance leases
The Company holds the following assets under finance leases:

	As of June 30,
	2016	2017
($ in millions)	Net carrying amount of asset	Net carrying amount of asset
Finance leases	(unaudited)
Plant and machinery	1.9	2.2
Furniture, tools and other tangible assets	0.5	1.3
Total	2.4	3.5

The present value of future finance lease payments is as follow:

	As of June 30,
	2016	2017
($ in millions)	Net carrying amount of asset	Net carrying amount of asset
	(unaudited)
Up to 1 year	2.0	3.8
Between 1 and 5 years	2.0	5.3
Total	4.0	9.1

Capital Expenditure

Our business has significant capital expenditure requirements, including for the construction and initial fit-out of our service delivery centers; improvements and refurbishment of leased facilities for our service delivery centers; acquisition of various items of property, plant and equipment, mainly comprised of furniture, computer equipment and technology equipment; and acquisition and upgrades of our software or specific customer’s software.

The funding of the majority of our capital expenditure is covered by existing cash and EBITDA generation. The table below shows our capital expenditure by segment for the three and six months ended June 30, 2016 and 2017.

	For the three months ended June 30,		For the six months ended June 30,
	2016	2017	2016	2017
($ in millions)	(unaudited)

Brazil	4.2	43.6	8.6	46.8
Americas	5.1	3.4	6.0	6.6
EMEA	0.2	0.5	0.3	0.7
Other and eliminations	(0.2)	(0,1)	0.1	-
Total capital expenditure	9.3	47.4	15.0	54.1

Three and Six Months Ended June 30, 2016 Compared to the Three and Six Months Ended June 30, 2017

Capital expenditure increased in the three and six months ended June 30, 2017 compared to the same period in 2016 due to the partnership extension with Itaú through Atento Brasil S.A. and RBrasil and control acquisition of Interfile.

Atento s.a. AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2017

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2016 and June 30, 2017
(In thousands of U.S. dollars, unless otherwise indicated)
ASSETS	Notes
		December 31,	June 30,
		2016	2017
		(audited)	(unaudited)

NON-CURRENT ASSETS		802,944	800,876

Intangible assets		226,553	239,933
Goodwill		146,015	150,503
Property, plant and equipment		165,270	155,836
Non-current financial assets		138,950	126,227
Trade and other receivables	12	20,911	20,597
Other non-current financial assets	12	40,565	51,674
Derivative financial instruments	13	77,474	53,956
Other taxes receivable		7,815	7,430
Deferred tax assets		118,341	120,947

CURRENT ASSETS		574,674	610,542

Trade and other receivables		373,047	448,977
Trade and other receivables	12	350,902	425,950
Current income tax receivable		22,145	23,027
Current financial assets		-	157
Derivative financial instruments	13	-	157
Other taxes receivable		6,452	13,966
Other current financial assets		1,140	1,165
Other financial assets	12	1,140	1,165
Cash and cash equivalents	12	194,035	146,277

TOTAL ASSETS		1,377,618	1,411,418

The accompanying notes are an integral part of the interim consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2016 and June 30, 2017
(In thousands of U.S. dollars, unless otherwise indicated)

EQUITY AND LIABILITIES	Notes	December 31,	June 30,
		2016	2017
		(audited)	(unaudited)

TOTAL EQUITY		430,203	410,734
EQUITY ATTRIBUTABLE TO:
NON-CONTROLLING INTEREST		(718)	8,570
OWNERS OF THE PARENT COMPANY		430,921	402,164

Share capital	11	48	48
Reserve for acquisition of non-controlling interest	11	(1,057)	(23,531)
Share premium		639,435	639,435
Retained losses		(53,598)	(48,492)
Translation differences		(193,529)	(183,995)
Cash flow/net investment hedge		35,521	13,365
Stock-based compensation		4,101	5,334
NON-CURRENT LIABILITIES		598,808	633,876

Deferred tax liabilities		45,597	42,876
Debt with third parties	13	480,359	485,536
Derivative financial instruments	13	184	1,262
Provisions and contingencies	14	69,895	73,307
Non-trade payables		618	6,240
Option for the acquisition of non-controlling interest		1,057	23,531
Other taxes payable		1,098	1,124

CURRENT LIABILITIES		348,607	366,808

Debt with third parties	13	54,576	61,297
Derivative financial instruments	13	-	110
Trade and other payables		279,313	293,540
Trade payables		75,268	85,743
Income tax payables		4,030	2,305
Other taxes payables		68,800	78,684
Other non-trade payables		131,215	126,808
Current provisions and contingencies	14	14,718	11,861
TOTAL EQUITY AND LIABILITIES		1,377,618	1,411,418

The accompanying notes are an integral part of the interim consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONSOLIDATED INCOME STATEMENTS
For the six months ended June 30, 2016 and 2017
(In thousands of U.S. dollars, unless otherwise indicated)

		For the six months ended June 30,
	Notes	2016 (*)	2017
		(unaudited)

Revenue		864,266	941,710
Other operating income		1,492	9,053
Other gains and own work capitalized		18	39
Operating expenses:
Supplies		(29,865)	(34,303)
Employee benefit expenses		(651,026)	(700,843)
Depreciation		(22,380)	(22,876)
Amortization		(23,951)	(25,927)
Changes in trade provisions		(305)	(26)
Other operating expenses		(101,163)	(119,294)
OPERATING PROFIT		37,086	47,533

Finance income		2,157	3,615
Finance costs		(37,799)	(33,461)
Change in fair value of financial instruments		662	(268)
Net foreign exchange loss		(12,802)	(958)
NET FINANCE EXPENSE		(47,782)	(31,072)
(LOSS)/PROFIT BEFORE TAX		(10,696)	16,461
Income tax expense	15	(1,457)	(11,091)
(LOSS)/PROFIT FOR CONTINUING OPERATIONS		(12,153)	5,370
LOSS FOR DISCONTINUED OPERATIONS		(714)	-
(LOSS)/PROFIT FOR THE PERIOD		(12,867)	5,370
(LOSS)/PROFIT ATTRIBUTABLE TO:
OWNERS OF THE PARENT		(12,867)	5,106
NON-CONTROLLING INTEREST		-	264
(LOSS)/PROFIT FOR THE PERIOD		(12,867)	5,370
EARNINGS PER SHARE:
Basic (loss)/profit per share from continuing operations (in U.S. dollars)	16	(0.16)	0.07
Basic loss per share from discontinued operations (in U.S. dollars)	16	(0.01)	-
Diluted (loss)/profit per share from continuing operations (in U.S. dollars)	16	(0.16)	0.07
Diluted loss per share from discontinued operations (in U.S. dollars)	16	(0.01)	-

(*) Restated, excluding discontinued operations - Morocco.
The accompanying notes are an integral part of the interim consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the six months ended June 30, 2016 and 2017
(In thousands of U.S. dollars, unless otherwise indicated)

	For the six months ended June 30,
	2016 (*)	2017
(Loss)/profit from continuing operations	(12,153)	5,370
(Loss)/profit from discontinued operations	(714)	-
(Loss)/profit for the period	(12,867)	5,370
Other comprehensive income/(loss)
Other comprehensive income/(loss) to be reclassified to profit and loss in subsequent periods
Cash flow/net investment hedge	1,158	(22,810)
Tax effect on hedge	1,921	654
Translation differences	36,863	9,536
Other comprehensive income/(loss)	39,942	(12,620)
Total comprehensive income/(loss)	27,075	(7,250)
Total comprehensive income/(loss) attributable to:
Owners of the parent	27,075	(7,516)
Non-controlling interest	-	266
Total comprehensive income	27,075	(7,250)

(*) Restated, excluding discontinued operations – Morocco.
The accompanying notes are an integral part of the interim consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the six months ended June 30, 2016 and 2017
(In thousands of U.S. dollars, unless otherwise indicated)

	Share capital	Share premium	Retained losses	Translation differences	Cash flow/Net investment hedge	Stock-based compensation	Total owners of the parent company	Non-controlling interest	Total equity
Balance at January 1, 2016	48	639,435	(53,663)	(209,224)	18,629	2,566	397,791	-	397,791
Comprehensive income/(loss) for the period	-	-	(12,867)	36,863	3,079	-	27,075	-	27,075
Loss for the period	-	-	(12,867)	-	-	-	(12,867)	-	(12,867)
Other comprehensive income/(loss), net of taxes	-	-	-	36,863	3,079	-	39,942	-	39,942
Stock-based compensation	-	-	-	-	-	273	273	-	273
Balance at June 30, 2016 (*)	48	639,435	(66,530)	(172,361)	21,708	2,839	425,139	-	425,139

	Share capital	Share premium	Reserve for acquisition of non-controlling interest	Retained losses	Translation differences	Cash flow hedge/ Net investment hedge	Stock-based compensation	Total owners of the parent company	Non-controlling interest	Total equity
Balance at January 1, 2017	48	639,435	(1,057)	(53,598)	(193,529)	35,521	4,101	430,921	(718)	430,203

Comprehensive income/(loss) for the period	-	-	-	5,106	9,534	(22,156)	-	(7,516)	266	(7,250)
Profit for the period	-	-	-	5,106	-	-	-	5,106	264	5,370
Other comprehensive income, net of taxes	-	-	-	-	9,534	(22,156)	-	(12,622)	2	(12,620)
Reserve for acquisition of non-controlling interest	-	-	(22,474)	-	-	-		(22,474)	-	(22,474)
Stock-based compensation	-	-	-	-	-	-	1,233	1,233	-	1,233
Non-controlling interest	-	-	-	-	-	-	-	-	9,022	9,022
Balance at June 30, 2017 (*)	48	639,435	(23,531)	(48,492)	(183,995)	13,365	5,334	402,164	8,570	410,734

(*) unaudited
The accompanying notes are an integral part of the interim consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
For the six months ended June 30, 2016 and 2017
(In thousands of U.S. dollars, unless otherwise indicated)
	For the six months ended June 30,
	2016	2017
	(unaudited)
Operating activities
(Loss)/profit from continuing operations before tax	(10,696)	16,461
(Loss)/profit from discontinuing operations before tax	(657)	-
(Loss)/profit before tax	(11,353)	16,461
Adjustments to profit/(loss) before tax to net cash flows:
Amortization and depreciation	46,976	48,803
Impairment losses	305	26
Change in provisions	2,520	4,406
Grants released to income	(222)	(170)
Losses on disposal of fixed assets	588	1,106
Finance income	(2,157)	(3,615)
Finance costs	37,802	33,461
Net foreign exchange differences	12,750	958
Change in fair value of financial instruments	(662)	268
Changes in other (gains)/losses and own work capitalized	321	5,279
	98,221	90,522
Changes in working capital:
Changes in trade and other receivables	(16,549)	(56,302)
Changes in trade and other payables	34,435	17,935
Other payables	(34,274)	(17,750)
	(16,388)	(56,117)

Interest paid	(40,823)	(31,931)
Interest received	4,748	3,404
Income tax paid	(14,205)	(10,112)
Other payments	(10,315)	(10,774)
	(60,595)	(49,413)
Net cash flow from operating activities	9,885	1,453
Investment activities
Payments for acquisition of intangible assets	(19,344)	(20,062)
Payments for acquisition of property, plant and equipment	(21,244)	(16,825)
Acquisition of subsidiaries, net of cash acquired	-	(14,512)
Proceeds from sale of PP&E and intangible assets	902	82
Net cash flow used in investment activities	(39,686)	(51,317)
Financing activities
Proceeds from borrowing from third parties	-	65,990
Repayment of borrowing from third parties	(7,082)	(68,999)
Net cash flow used in financing activities	(7,082)	(3,009)
Net decrease in cash and cash equivalents	(36,883)	(52,873)

Exchange differences	12,381	5,115

Cash and cash equivalents at beginning of period	184,020	194,035
Cash and cash equivalents at end of period	159,518	146,277

The accompanying notes are an integral part of the interim consolidated financial statements.

SELECTED EXPLANATORY NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2017

1. company activity and corporate information

(a) Description of business

Atento S.A. (hereinafter the “Company”), and its subsidiaries (hereinafter “Atento Group”) is a group of companies that offers customer relationship management services to its clients through contact centers or multichannel platforms.

The Company was incorporated on March 5, 2014 under the laws of the GrandDuchy of Luxembourg, with its registered office in Luxembourg at 4, Rue Lou Hemmer.

The Atento Group was acquired in 2012 by Bain Capital Partners, LLC (hereinafter “Bain Capital”). Bain Capital is a private investment fund that invests in companies with a high growth potential. Notable among its investments in the Customer Relationship Management (hereinafter “CRM”) sector is its holding in ellsystem 24, a leader in customer service in Japan, and Genpact, the largest business management services company in the world.

In December 2012, Bain Capital entered into a final agreement with Telefónica, S.A. for the transfer of nearly 100% of the CRM business carried out by Atento Group (hereinafter the “Acquisition”), the parent company of which was Atento Inversiones y Teleservicios, S.A. (hereinafter “AIT”). The Venezuela based subsidiaries of the group headed by AIT, and AIT , except for some specific assets and liabilities, were not included in the Acquisition. Control was transferred for the purposes of creating the consolidated Atento Group on December 1, 2012.

The majority direct shareholder of the Company, ATALAYA Luxco PIKCo, S.C.A. (Luxembourg), is a holding company incorporated under the laws of the Grand-Duchy of Luxembourg.

The Company’s corporate purpose is to hold investments in companies in Luxembourg and abroad, purchase and sell, subscribe or any other format, and transfer through sale, swap or otherwise of securities of any kind, and administration, management, control and development of the investment portfolio.

The Company may also act as the guarantor of loans and securities, as well as assisting companies in which it holds direct or indirect interests or that form part of its group. The Company may secure funds, with the exception of public offerings, through any kind of lending, or through the issuance of bonds, securities or debt instruments in general.

The Company may also carry on any commercial, industrial, financial, real estate business or intellectual property related activity that it deems necessary to meet the aforementioned corporate purposes.

The corporate purpose of its subsidiaries, with the exception of the intermediate holding companies, is to establish, manage and operate CRM centers through multichannel platforms; provide telemarketing, marketing and “call center” services through service agencies or in any other format currently existing or which may be developed in the future by the Atento Group; provide telecommunications, logistics, telecommunications system management, data transmission, processing and internet services and to promote new technologies in these areas; offer consultancy and advisory services to clients in all areas in connection with telecommunications, processing, integration systems and new technologies, and other services related to the above. The Company’s ordinary shares trade on NYSE under the symbol “ATTO”.

The interim consolidated financial statements were approved by the Board of Directors on July 27, 2017.

2. BASIS OF PRESENTATION OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The interim consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The information does not meet all disclosure requirements for the presentation of full annual financial statements and thus should be read in conjunction with the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2016. The interim consolidated financial statements have been prepared on a historical costs basis, with the exception of derivative financial instruments, which have been measured at fair value. The interim consolidated financial statement are for the Atento Group.

The figures in these interim consolidated financial statements are expressed in thousands of dollars, unless indicated otherwise. U.S. Dollar is the Atento Group’s presentation currency.

3. COMPARATIVE INFORMATION

The main changes are:

On September 2, 2016, the Company through its direct subsidiary Atento Brasil acquired 81,49%, the controlling interest of RBrasil Soluções S.A. (RBrasil) and on September 30, 2016 the Company through its direct subsidiary Atento Teleservicios España sold 100% of Atento Morocco. In accordance with IFRS 5 the results of the operations in Morocco are presented as discontinued operations for the six months ended June 30, 2016, which are restated for comparative purpose.

On June 9, 2017, the Company, through its subsidiary, Atento Brasil, acquired control of Interfile Serviços de BPO Ltda. and of Interservicer – Serviços em Crédito Imobiliário Ltda. (jointly, “Interfile”), a leading provider of BPO services and solutions, including credit origination, for the banking and financial services sector in Brazil. Through this acquisition, we expect to be able to expand our capabilities in the financial services segment, especially in credit origination, accelerate our penetration into higher value-added solutions, strengthen our leadership position in the Brazilian market and facilitate the expansion of our credit origination segment into other Latin American markets.

4. ACCOUNTING POLICIES

There were no significant changes in accounting policies and calculation methods used for the interim consolidated financial statements as of June 30, 2017 in relation to those presented in the annual financial statements for the year ended December 31, 2016.

a)    Critical accounting estimates and assumptions

The preparation of the interim consolidated financial statements under IFRS requires the use of certain assumptions and estimates that affect the recognized amount of assets, liabilities, income and expenses, as well as the related disclosures.

Some of the accounting policies applied in preparing the accompanying interim consolidated financial statements required Management to apply significant judgments in order to select the most appropriate assumptions for determining these estimates. These assumptions and estimates are based on Management experience, the advice of consultants and experts, forecasts and other circumstances and expectations prevailing at year end. Management’s evaluation takes into account the global economic situation in the sector in which the Atento Group operates, as well as the future outlook for the business. By virtue of their nature, these judgments are inherently subject to uncertainty. Consequently, actual results could differ substantially from the estimates and assumptions used. Should this occur, the values of the related assets and liabilities would be adjusted accordingly.

Although these estimates were made on the basis of the best information available at each reporting date on the events analyzed, events that take place in the future might make it necessary to change these estimates in coming years. Changes in accounting estimates would be applied prospectively in accordance with the requirements of IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, recognizing the effects of the changes in estimates in the related interim consolidated income statements.

An explanation of the estimates and judgments that entail a significant risk of leading to a material adjustment in the carrying amounts of assets and liabilities in the coming financial year is as follow:

Useful lives of property, plant and equipment and intangible assets

The accounting treatment of items of property, plant and equipment and intangible assets entails the use of estimates to determine their useful lives for depreciation and amortization purposes. In determining the useful life, it is necessary to estimate the level of use of assets as well as forecast technological trends in the assets. Assumptions regarding the level of use, the technological framework and the future development require a significant degree of judgment, bearing in mind that these aspects are rather difficult to foresee. Changes in the level of use of assets or in their technological development could result in a modification of their useful lives and, consequently, in the associated depreciation or amortization.

Estimated impairment of goodwill

The Atento Group tests goodwill for impairment annually, in accordance with the accounting principle disclosed in the consolidated annual financial statements for the year ended December 31, 2016. Goodwill is subject to impairment testing as part of the cash-generating unit to which it has been allocated. The recoverable amounts of cash-generating units defined in order to identify potential impairment in goodwill are determined on the basis of value in use, applying five-year financial forecasts based on the Atento Group’s strategic plans, approved and reviewed by Management. These calculations entail the use of assumptions and estimates, and require a significant degree of judgment. The main variables considered in the sensitivity analyses are growth rates, discount rates using the Weighted Average Cost of Capital (“WACC”) and the key business variables.

Deferred taxes

The Atento Group assesses the recoverability of deferred tax assets based on estimates of future earnings. The ability to recover these deferred amounts depends ultimately on the Atento Group’s ability to generate taxable earnings over the period in which the deferred tax assets remain deductible. This analysis is based on the estimated timing of the reversal of deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections and are continuously updated to reflect the latest trends.

The appropriate classification of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual income tax receipts and payments could differ from the estimates made by the Atento Group as a result of changes in tax legislation or unforeseen transactions that could affect the tax balances.

The Atento Group has recognized deferred tax assets corresponding to losses carried forward since, based on internal projections, it is probable that it will generate future taxable profits against which they may be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting date, and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of that deferred tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Provisions and contingencies

Provisions are recognized when the Atento Group has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. This obligation may be legal or constructive, deriving from, inter alia, regulations, contracts, customary practice or public commitments that would lead third parties to reasonably expect that the Atento Group will assume certain responsibilities. The amount of the provision is determined based on the best estimate of the outflow of resources embodying economic benefit that will be required to settle the obligation, taking into account all available information as of the reporting date, including the opinions of independent experts such as legal counsel or consultants.

No provision is recognized if the amount of liability cannot be estimated reliably. In such cases, the relevant information is disclosed in the notes to the interim consolidated financial statements.

Given the uncertainties inherent in the estimates used to determine the amount of provisions, actual outflows of resources may differ from the amounts recognized originally on the basis of these estimates.

Fair value of derivatives

The Atento Group uses derivative financial instruments to mitigate risks, primarily derived from possible fluctuations in interest rates. Derivatives are recognized at the inception of the contract at fair value.

The fair values of derivative financial instruments are calculated on the basis of observable market data available, either in terms of market prices or through the application of valuation techniques. The valuation techniques used to calculate the fair value of derivative financial instruments include the discounting of future cash flow associated with the instruments, applying assumptions based on market conditions at the valuation date or using prices established for similar instruments, among others. These estimates are based on available market information and appropriate valuation techniques. The fair values calculated could differ significantly if other market assumptions and/or estimation techniques were applied.

b)       New standards and interpretations not yet adopted

The reporting standards below were published and are mandatory for future annual reporting periods:

Title of standard	IFRS 9 Financial Instruments
Nature of change

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets.

Impact

The Group is undertaking a detailed assessment of the classification and measurement of financial assets and financial liabilities;

Financial assets

We expect the loans and receivables as per IAS 39 that are held to collect contractual cash flows that solely represent payments and interest would appear to satisfy the conditions for classification as at amortized cost for IFRS 9 and hence there will be no change to the accounting for these assets.

We also expect no changes for derivatives, that as per IAS 39 are classified at fair value through profit or loss (unless they are designated as hedges) and would appear to be classified as FVPL as per IFRS 9.

Accordingly, the Atento Group does not expect the new guidance to have a significant impact on the classification and measurement of its financial assets.

Financial liabilities

There will be no impact on the Atrento Group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the Atento Group does not have such liabilities other than derivatives, that as per IAS 39 are classified at fair value through profit or loss (unless they are designated as hedges) and would appear to be classified as FVPL (fair value through profit or loss) as per IFRS 9. The derecognition rules have been transferred from IAS 39 Financial Instruments: Recognition and Measurement and have not been changed.

The new hedge accounting rules will align the accounting for hedging instruments more closely with the Atento Group’s risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. While the Atento Group is undertaking a detailed assessment, it would appear that the Atento Group’s current hedge relationships would qualify as continuing hedges upon the adoption of IFRS 9. Accordingly, the Atento Group does not expect a significant impact on the accounting for its hedging relationships.

The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under IAS 39. It applies to financial assets classified at amortized cost, debt instruments measured at FVOCI (fair value through other comprehensive income), contract assets under IFRS 15 Revenue from Contracts with Customers, lease receivables, loan commitments and certain financial guarantee contracts. The Atento Group is undertaking a detailed assessment of how its impairment provisions would be affected by the new model and it may result in an earlier recognition of credit losses, in relation to trade receivables.

The new standard also introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extent of the Atento Group’s disclosures about its financial instruments particularly in the year of the adoption of the new standard.

Mandatory application date/ Date of adoption by the Atento Group

Must be applied for financial years commencing on or after 1 January 2018.

Based on the transitional provisions in the completed IFRS 9, early adoption in phases was only permitted for annual reporting periods beginning before 1 February 2015. After that date, the new rules must be adopted in their entirety.

The Atento Group does not intend to adopt IFRS 9 before its mandatory date.

Title of standard	IFRS 15 Revenue from Contracts with Customers
Nature of change

The IASB has issued a new standard for the recognition of revenue. This will replace IAS 18 which covers contracts for goods and services and IAS 11 which covers construction contracts.

The new standard is based on the principle that revenue is recognised when control of a good or service transfers to a customer.

The standard permits either a full retrospective or a modified retrospective approach for the adoption.

Impact

Management is currently assessing the effects of applying the new standard on the Atento Group’s financial statements and has identified the following services that are likely to be affected:

✓  Customer services, back office, technical support – the application of IFRS 15 may result in the identification of separate performance obligations which could affect the timing and the fair value of the recognition of each revenue.

✓  Sales and other – IFRS 15 requires that the total consideration received must be allocated to the goods based on relative stand-alone selling prices rather than based on the residual value method; this could result in different amounts being allocated to the goods sold and delay the recognition of a portion of the revenue.

✓  Accounting for certain costs incurred in fulfilling a contract – certain costs which are currently expensed may need to be recognised as an asset under IFRS 15.

✓  Variable consideration – IFRS 15 establishes that the Atento Group includes in the transaction price of services the amount of variable consideration estimated only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Some contracts with customer may be impacted for this requirement due to the existence of clauses containing service level requirements, trade discounts, penalties or volume rebates. This could result in different amounts being recognized and/or delay the recognition of a portion of the revenue.

✓  Presentation disclosure - IFRS 15 provides presentation and disclosure requirements, which are more detailed than under current IFRS. The presentation requirements represent a significant change from current practice and significantly increases the volume of disclosures required in Atento Group’s financial statements. Many of the disclosure requirements in IFRS 15 are completely new. The Atento Group is reassessing its systems, internal controls, policies and procedures necessary to collect and disclose the required information.

Due to our comprehensive portfolio of contracts, high volume of transactions and necessary information, at this stage, the Atento Group is not able to quantify the impact of the IFRS 15 on the Atento Group’s financial statements. We are making a detailed assessment of the impact and will conclude it during 2017.

Mandatory application date/ Date of adoption by the Atento Group	Mandatory for financial years commencing on or after 1 January 2018. Expected date of adoption by the Atento Group: 1 January 2018.

Title of standard	IFRS 16 Leases
Nature of change

IFRS 16 was issued in January 2016. It will result in almost all leases being recognised on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The only exceptions are short-term and low-value leases.

The accounting for lessors will not significantly change.

Impact

The standard will affect primarily the accounting for the Atento Group’s operating leases. As at the reporting date, the Atento Group has operating lease commitments of 198,774 thousand U.S. dollars. However, the Atento Group has not yet determined to what extent these commitments will result in the recognition of an asset and a liability for future payments and how this will affect the Atento Group’s profit and classification of cash flows.

Some of the commitments may be covered by the exception for short-term and low-value leases and some commitments may relate to arrangements that will not qualify as leases under IFRS 16.

Mandatory application date/ Date of adoption by Atento Group	Mandatory for financial years commencing on or after 1 January 2019. At this stage, the Atento Group does not intend to adopt the standard before its effective date.

Title of standard	Disclosure Initiative – Amendments to IAS 7
Nature of change /impact

Going forward, entities will be required to explain changes in their liabilities arising from financing activities. This includes changes arising from cash flows (eg: drawdowns and repayments of borrowings) and non-cash changes such as acquisitions, disposals, accretion of interest and unrealised exchange differences.

Changes in financial assets must be included in this disclosure if the cash flows were, or will be, included in cash flows from financing activities. This could be the case, for example, for assets that hedge liabilities arising from financing liabilities.

Entities may include changes in other items as part of this disclosure, for example by providing a ‘net debt’ reconciliation. However, in this case the changes in the other items must be disclosed separately from the changes in liabilities arising from financing activities.

The information may be disclosed in tabular format as a reconciliation from opening and closing balances, but a specific format is not mandated.

Mandatory application date/ Date of adoption by Atento Group	For the annual consolidated financial statements of 2017.

There are no other standards that are not yet effective and that would be expected to have a material impact on the Atento Group in the current or future reporting periods and on foreseeable future transactions.

5. MANAGEMENT OF FINANCIAL RISK

5.1 Financial risk factors

The Atento Group's activities are exposed to various types of financial risks: market risk (including currency risk, interest rate risk and country risk), credit risk and liquidity risk. The Atento Group's global risk management policy aims to minimize the potential adverse effects of these risks on the Atento Group's financial returns. The Atento Group also uses derivative financial instruments to hedge certain risk exposures.

These unaudited interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements and therefore they should be read in conjunction with the Atento Group’s annual financial statements as of and for the year ended December 31, 2016. During the six months ended June 30, 2017 there have not been changes in any risk management policies.

Country Risk

To manage or mitigate country risk, we repatriate the funds generated in the Americas and Brazil that are not required for the pursuit of new profitable business opportunities in the region and subject to the restrictions of our financing agreements. The capital structure of the Atento Group comprises two distinct financial debt structures: (i) the Brazilian Debentures and (ii) the 300,000 thousand U.S. dollars 7.375% Senior Secured Notes due 2020, together with the €50,000 thousand (57,058 thousand U.S. dollars as of June 30, 2017) Revolving Credit Facility.

The object of combining a Brazilian term loan with a USD bond is to create a natural hedge for the interest payments on the Brazilian loan, which are serviced with cash flow from Atento Brasil, denominated in Brazilian Reais.

Argentinean subsidiaries are not party to these two debt structures, and as a result, we do not rely on cash flows from these operations to serve the Company’s debt commitments.

Interest Rate Risk

Interest rate risk arises mainly as a result of changes in interest rates which affect: finance costs of debt bearing interest at variable rates (or short-term maturity debt expected to be renewed), as a result of fluctuations in interest rates, and the value of non-current liabilities that bear interest at fixed rates. Atento Group’s finance costs are exposed to fluctuation in interest rates. As of June 30, 2017, 39.0% of Atento Group’s finance costs are exposed to fluctuations in interest rates (excluding the effect of financial derivative instruments), compared to 40.6% as of December 31, 2016.

As of June 30, 2017, the estimated fair value of the interest rate hedging instruments related to the Brazilian Debentures totaled 734 thousand U.S. dollars, which was recorded as a financial liability. Based on our total indebtedness of 546,833 thousand U.S. dollars as of June 30, 2017 without taking into account the impact of our interest rate hedging instruments referred to above, a 1% change in interest rates would impact our net interest expense by 956 thousand U.S. dollars.

As of December 31, 2016, the estimated fair value of the interest rate hedging instruments related to the Brazilian Debentures totaled 1,330 thousand U.S. dollars, which was recorded as a financial asset. Based on our total indebtedness of 534,935 thousand U.S. dollars as of December 31, 2016 and not taking into account the impact of our interest rate hedging instruments referred to above, a 1% change in interest rates would impact our net interest expense by 2,353 thousand U.S. dollars.

Foreign Currency Risk

Our exchange rate risk arises from our local currency revenues, receivables and payables while the U.S. dollar is our reporting currency. We benefit to a certain degree from the fact that the revenue we collect in each country, in which we have operations, is generally denominated in the same currency as the majority of the expenses we incur.

In accordance with our risk management policy, whenever we deem it appropriate, we manage foreign currency risk by using derivatives to hedge any exposure incurred in currencies other than those of the functional currency of the countries.

As of June 30, 2017, the estimated fair value of the cross-currency swaps designated as hedging instruments in a net investment relationship totaled 53,428 thousand U.S. dollars (asset of 75,960 thousand U.S. dollars, as of December 31, 2016).

Credit Risk

The Atento Group seeks to conduct all of its business with reputable national and international companies and institutions established in their countries of origin, to minimize credit risk. As a result of this policy, the Atento Group has no material adjustments to make to its credit accounts.

Credit risk arising from cash and cash equivalents is managed by placing cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a master agreement revised annually on the basis of the conditions prevailing in the markets and the countries where Atento operate. The master agreement establishes: (i) the maximum amounts to be invested per counterparty, based on their ratings (long- and short-term debt rating); (ii) the maximum period of the investment; and (iii) the instruments in which the surpluses may be invested.

The Atento Group’s maximum exposure to credit risk is primarily limited to the carrying amounts of it financial assets. The Atento Group holds no guarantees as collection insurance. The Atento Group carries out significant transactions with the Telefónica Group, which amounted to 129,256 thousand U.S. dollars (125,333 thousand U.S. dollars as of December 31, 2016)

Liquidity Risk

The Atento Group seeks to match its debt maturity schedule to its capacity to generate cash flow to meet the payments falling due, factoring in a degree of cushion. In practice, this has meant that the Atento Group’s average debt maturity must be longer than the length of time we required paying its debt (assuming that internal projections are met).

Capital Management

The Atento Group’s Finance Department, which is in charge of the capital management, takes various factors into consideration when determining the Group’s capital structure.

The Atento Group’s capital management goal is to determine the financial resources necessary both to continue its recurring activities and to maintain a capital structure that optimizes own and borrowed funds.

The Atento Group sets an optimal debt level in order to maintain a flexible and comfortable medium-term borrowing structure in order to be able to carry out its routine activities under normal conditions and to address new opportunities for growth. Debt levels are kept in line with forecast future cash flows and with quantitative restrictions imposed under financing contracts.

Among the restrictions imposed under financing arrangements, the debenture contract lays out certain general obligations and disclosures in respect of the lending institutions, specifically, the borrower (BC Brazilco Participações, S.A., which has now merged with Atento Brasil S.A.) must comply with the quarterly net financial debt/EBITDA ratio set out in the contract terms.

In addition to these general guidelines, we take into account other considerations and specifics when determining our financial structure, such as country risk, tax efficiency and volatility in cash flow generation.

The contract also sets out additional restrictions, including limitations on dividends, payments and distributions to shareholders and capacity to incur additional debt.

The Super Senior Revolving Credit Facility carries no financial covenant obligations regarding debt levels. However, the Notes do impose limitations on the distributions on dividends, payments or distributions to the shareholders, the incurring of additional debt, and on investments and disposal of assets.

As of the date of these consolidated financial statements, the Atento Group was in compliance with all restrictions established in the aforementioned financing contracts, and does not foresee any future non-compliance. To that end, the Atento Group regularly monitors figures for net financial debt with third parties and EBITDA.

5.2 Fair value estimation

a)        Level 1: The fair value of financial instruments traded on active markets is based on the quoted market price at the reporting date.

b)        Level 2: The fair value of financial instruments not traded in active market (i.e. OTC derivatives) is determined using valuation techniques. Valuation techniques maximize the use of available observable market data, and place as little reliance as possible on specific company estimates. If all of the significant inputs required to calculate the fair value of financial instrument are observable, the instrument is classified in Level 2. The Atento Group’s Level 2 financial instruments comprise interest rate swaps used to hedge floating rate loans and cross currency swaps.

c)        Level 3: If one or more significant inputs are not based on observable market data, the instrument is classified in Level 3.

The Atento Group’s assets and liabilities measured at fair value as of December 31, 2016 and June 30, 2017 are classified as Level 2. No transfers were carried out between the different levels during the period.

6. BUSINESS COMBINATIONS

On June 9, 2017, the Company through its indirect subsidiary Atento Brasil S.A. acquired 50,00002% of Interfile Serviços de BPO Ltda. and 50,00002% of Interservicer – Serviços em Crédito Imobiliário Ltda, (“Interfile”) leading providers of BPO services and solutions, including credit origination, for the banking and financial services sector in Brazil.

The total amount paid for this acquisition was approximately 14,512 thousand U.S. dollars, net of cash acquired.

Valuations were carried out to measure the preliminary fair value of assets acquired and liabilities assumed for the allocation of the acquisition price, in accordance with the requirements of IFRS 3 in this interim consolidated financial statements. The preliminary goodwill recognized in the transaction represents expected future synergies of the business combinations and will be deductible for income tax when the acquired entities are merged into the Atento Brasil S.A. These benefits are not recognized separately from goodwill because they do not meet the criteria for recognition of identifiable intangible assets.

Details of the preliminary purchase consideration, the net assets acquired and goodwill are as follows:

Thousands of U.S. dollars
Assets
Cash and cash equivalents	1,556
Accounts receivable	5,406
Deferred taxes assets	2,341
Other credits	1,209
Property, plant and equipment	2,456
Intangibles (b)	16,303

Liabilities
Other obligations	(5,795)
Provisions for legal proceedings and contingent liabilities	(5,433)
Net identifiable assets acquired	18,043

Non-controlling interest (49,99998% of net asset)	(9,021)
Goodwill on acquisition	7,046
Total of the consideration	16,068

Analysis of the cash flow of the acquisition
Consideration paid	16,068
Net cash acquired	(1,556)
Consideration net of cash acquired (a)	14,512

(a)           Presented as investing activities in the statement of cash flow.

(b)           Intangible assets acquired which meet the criteria for recognition comprise customer relationships, a non-compete agreement and a software database identified as part of the purchase price allocation.

The fair value amount for accounts receivables is 5,406 thousand U.S. dollars. The gross contractual amount for trade receivables due 5,585 thousand U.S. dollars, of which 179 thousand U.S. dollars is expected to be uncollectible.

Transaction costs totaling 116 thousand U.S. dollars are presented as operating activities in the statement of cash flow.

The acquired business contributed revenues of 3,279 thousand U.S. dollars and net profit of 430 thousand U.S. dollars to the Atento Group for the period from June 9, 2017 to June 30, 2017. If the acquisition had occurred on January 1, 2017, the Company consolidated revenue and consolidated net profit for the six months ended June 30, 2017 would have been 957,113 thousand of U.S. dollars and 2,385 thousand of U.S. dollars, respectively.

Put/Call options

As per the Shareholders' Agreement, the Company has a purchase option, where non-controlling shareholders grant to the Atento Brasil S.A., through that instrument, the right, to acquire all of their shares, and the non-controlling shareholders, through the exercise of that right, shall be obliged to sell their shares to the Atento Brasil S.A. ("call option"). The call option may be exercised by Atento Brasil S.A.  between January 1, 2020 and April 15, 2020. The Shareholders' Agreement also provides for put options, where the non-controlling shareholders have the right, to sell partial or all of their shares to the Atento Brasil S.A. ("put options"). Many put options were understood by the management as protective clauses with remote possibility of being exercised. The assessment of the put options were made taking into account the following; (i) probability of occurrence; (ii) degree of importance (primary or secondary, in this case as term extension or acceleration of other options) and (iii) function: effective options or clauses protecting the parties.

Considering the valuation of the acquired entity and the management best estimates, the put option that will likely to be exercised by the non-controlling shareholders is between January 1, 2020 and April 15, 2020 – which is symmetrical with the call option. According to IAS 32, a parent must recognize a financial liability when it has an obligation to pay cash in the future to purchase the minority’s shares, even if the payment is conditional on the option being exercised by the holder.

The exercise price of the put option will be determined by multiples, already defined in the Shareholders' Agreement, of the EBITDA of the year immediately prior to the exercise of the option, multiplied by the percentage of participation to be acquired.

IFRS 3 does not provide specific guidance on how such contracts should be accounted for in a business combination. To determine the appropriate accounting treatment, IAS 39 - financial Instruments: recognition and measurement, IAS 32- financial instruments: presentation and IFRS 10 – consolidated financial statements were considered.

On the basis of the above, the Company recognized a financial liability related to the potential acquisition of non-controlling interest for the amount of 22,490 thousand U.S. dollars. The financial liability was recognized against specific reserve in shareholders' equity, considering that these are transactions between shareholders.

7. FINANCIAL INFORMATION BY SEGMENT

The following tables present financial information for the Atento Group’s operating segments for the six months ended June 30, 2016 and 2017 (in thousand U.S. dollars):

For the six months ended June 30, 2016
	Thousands of U.S. dollars
	EMEA (*)	Americas	Brazil	Other and eliminations	Total Group
	(unaudited)
Sales to other companies	35,048	195,545	252,071	-	482,664
Sales to Telefónica Group	79,003	169,953	132,647	(1)	381,602
Sales to other group companies	3	820	-	(823)	-
Other operating income and expense	(113,827)	(320,520)	(343,322)	(3,180)	(780,849)
EBITDA	227	45,798	41,396	(4,004)	83,417
Depreciation and amortization	(5,118)	(16,985)	(23,946)	(282)	(46,331)
Operating profit/(loss)	(4,891)	28,813	17,450	(4,286)	37,086
Financial results	(5,900)	(7,101)	(19,295)	(15,486)	(47,782)
Income tax	2,911	(9,506)	1,394	3,744	(1,457)
Profit/(loss) from continuing operations	(7,880)	12,206	(451)	(16,028)	(12,153)
Profit/(loss) from discontinued operations	(714)	-	-	-	(714)
Profit/(loss) for the period	(8,594)	12,206	(451)	(16,028)	(12,867)
EBITDA	227	45,798	41,396	(4,004)	83,417
Restructuring costs	6,078	1,758	5,023	-	12,859
Site relocation costs	18	168	5,671	-	5,857
Asset impairments and Other	41	6	(135)	907	819
Adjusted EBITDA (unaudited)	6,364	47,730	51,955	(3,097)	102,952
Capital expenditure	325	6,045	8,630	-	15,000
Fixed assets (as of December 31, 2016)	48,342	189,036	298,920	1,540	537,838
Allocated assets (as of December 31, 2016)	396,298	558,657	677,794	(255,131)	1,377,618
Allocated liabilities (as of December 31, 2016)	272,082	259,352	490,172	(74,191)	947,415

(*) Restated, excluding discontinued operations – Morocco.

For the six months ended June 30, 2017
	Thousands of U.S. dollars
	EMEA	Americas	Brazil	Other and eliminations	Total Group
	(unaudited)
Sales to other companies	37,419	204,422	323,631	-	565,472
Sales to Telefónica Group	74,400	153,626	148,213	(1)	376,238
Sales to other group companies	1	1,052	-	(1,053)	-
Other operating income and expense	(104,229)	(325,217)	(412,430)	(3,498)	(845,374)
EBITDA	7,591	33,883	59,414	(4,552)	96,336
Depreciation and amortization	(4,492)	(16,723)	(27,333)	(255)	(48,803)
Operating profit/(loss)	3,099	17,160	32,081	(4,807)	47,533
Financial results	(5,781)	(3,419)	(17,298)	(4,574)	(31,072)
Income tax	(620)	(7,298)	(3,911)	738	(11,091)
Profit/(loss) for the period	(3,302)	6,443	10,872	(8,643)	5,370
EBITDA	7,591	33,883	59,414	(4,552)	96,336
Restructuring costs	515	4,362	3,553	464	8,894
Asset impairments and Other	-	836	21	-	857
Adjusted EBITDA (unaudited)	8,106	39,081	62,988	(4,088)	106,087
Capital expenditure	665	6,623	46,828	11	54,127
Fixed assets (as of June 30, 2017)	48,258	186,091	310,513	1,410	546,272
Allocated assets (as of June 30, 2017)	414,318	594,105	721,310	(318,315)	1,411,418
Allocated liabilities (as of June 30, 2017)	303,086	282,402	547,673	(132,477)	1,000,684

"Other and eliminations" includes activities of the following intermediate holdings in Spain: Atento Spain Holdco, S.L.U. and Global Rossolimo, S.L.U., as well as inter-group transactions between segments.

8. INTANGIBLE ASSETS

The main changes in intangible assets between the period ended June 30, 2017 and the year ended December 31, 2016 are related to the additions from (i) purchase price allocation of Interfile in the amount of 16,303 thousand U.S. dollars and (ii) extension partnership with Itaú through Atento Brasil S.A. and RBrasil in the approximate amount of 18,400 thousand U.S. dollars.

9. GOODWILL

The main changes in goodwill between the period ended June 30, 2017 and the year ended December 31, 2016 are related to (i) the acquisition of Interfile in the amount of 7,046 thousand U.S. dollars and (ii) the reduction of part of the contingent consideration in the amount of 1,838 thousand U.S. dollars based on the performance of RBrasil.

10.  PROPERTY, PLANT AND EQUIPMENT (PP&E)

The main changes in PP&E between the period ended June 30, 2017 and the year ended December 31, 2016 are related to (i) the addition from purchase price allocation of Interfile in the amount of 2,456 thousand U.S. dollars and (ii) additions in furniture, tools and other tangible assets, mainly in Brazil in the amount of 10,775 thousand U.S. dollars.

11. Equity attributable to equity holders of the parent

Share capital

As of June 30, 2017, share capital stood at 48 thousand U.S. dollars (€33,304), divided into 73,909,056 shares. PikCo owns 84.96% of ordinary shares of Atento S.A.

Share premium

The share premium refers to the difference between the subscription price that the shareholders paid for the shares and their nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redeem, reimburse or repurchase shares.

Reserve for acquisition of non-controlling interest

Refers to the options attributable to the Parent Company in the acquisition of RBrasil and Interfile in amount of 23,531 thousand U.S. dollars.

Legal reserve

According to commercial legislation in Luxembourg, Atento S.A. must transfer 5% of its year profits to legal reserve until the amount reaches 10% of share capital. The legal reserve cannot be distributed.

At December 31, 2016 and June 30, 2017, no legal reserve had been established, mainly due to the losses incurred by Atento S.A.

Translation differences

Translation differences reflect the differences arising on account of exchange rate fluctuations when converting the net assets of fully consolidated foreign companies from local currency into Atento Group’s presentation currency (U.S. dollars) by the full consolidation method.

Stock-based compensation

a) Description of share-based payment arrangements

In the year 2014, Atento granted the following two share-based payment arrangements to directors, officers and other employees, for the Company and its subsidiaries. The share-based payments are Time Restricted Stock Units (“TRSUs”) and Performance Restricted Stock Units (“PRSU”). A reference is made to the annual financial statements for December 31, 2016, for a description of the arrangement and their vesting conditions.

b) Measurement of fair value

The fair value of the RSUs, for both arrangements, has been measured using the Black-Scholes model. For both arrangements are equity settled and the fair value of RSUs is measured at grant date and not remeasured subsequently. For the inputs used in the Black-Scholes model, a reference is made to the annual financial statements for December 31, 2016.

 c) Outstanding RSUs

As of June 30, 2017, there are 664,662 Performance RSUs outstanding related to the 2014 Plan and 1,179,143 Time RSUs outstanding to the 2016 Plan. Holders of RSUs will receive the equivalent in shares of Atento S.A. without cash settlement of stock values when the RSUs vest.

For the Performance RSU (2014 Plan), the Management has made the following assumptions regarding the service and non-market performance conditions:

•         For the first year, the expectation was that 100% of the holders of both Performance RSUs would meet the service conditions of 2 and 3 years.

•         For the second and third year, it is expected that 80% of the holders of the Performance RSUs will meet the service condition for three years.

•         Finally, there is no probability that the Adjusted EBITDA targets present in the Performance RSUs will be met at the end of the third year.

A reference is made to the accounting policy regarding these share-based payments.

The weighted average of RSUs granted was USD 10.41 for Performance RSU.

For the Time RSU, the Management has made the following assumptions regarding the service conditions:

The 2016 Plan:

For the first, second and third year, it is expected that 80% of the holders of the Time RSUs will meet the service condition for three years.

A reference is made to the accounting policy regarding these share-based payments.

The weighted average of RSUs granted was USD 9.06 for Time RSU.

An overview of the current Time RSU that outstanding is given in the table below:

The 2016 Plan	Time RSU
Outstanding December 31, 2016	1,367,896
Forfeited (*)	(188,753)
Outstanding June 30, 2017	1,179,143
(*) RSUs forfeited during the period due to employees failing to satisfy the service conditions.

d) Impacts in Profit or Loss

In the six months ended June 30, 2017, 1,683 thousand U.S. dollars related to stock-based compensation were recorded as Personnel expenses - Stock-based compensation.

12. FINANCIAL ASSETS

As of June 30, 2017 and December 31, 2016, all the financial assets of the Company are categorized as loans and receivables, except for the derivative financial instruments that are categorized as fair value through profit or loss.

As of June 30, 2017, Atento Teleservicios España S.A., Atento Chile S.A., Atento Colombia S.A., Teleatento del Perú. S.A.C and Atento Brasil S.A. have entered into factoring agreements without recourse, anticipating an amount of 133,148 thousand U.S. dollars, receiving cash net of discount, the related trade receivables was realized and interest expenses was recognized in the income statement.

Details of other financial assets as of December 31, 2016 and June 30, 2017 are as follow:

	Thousands of U.S. dollars
	12/31/2016	6/30/2017
	(audited)	(unaudited)

Non-current guarantees and deposits	40,565	51,674
Total non-current	40,565	51,674

Current guarantees and deposits	1,140	1,165
Total current	1,140	1,165

Total	41,705	52,839

The breakdown of “Trade and other receivables” as of December 31, 2016 and June 30, 2017 is as follow:

	Thousands of U.S. dollars
	12/31/2016	6/30/2017
	(audited)	(unaudited)
Non-current trade receivables	7,824	7,301
Other non-financial assets (*)	13,087	13,296
Total non-current	20,911	20,597
Current trade receivables	321,608	390,205
Other receivables	15,302	12,073
Prepayments	4,693	9,252
Personnel	9,299	14,420
Total current	350,902	425,950
Total	371,813	446,547

(*) “Other non-financial assets” as of June 30, 2017 primarily comprise the litigation underway with the Brazilian social security authority (Instituto Nacional do Seguro Social), recorded in Atento Brasil.

For the purpose of the interim financial statements of cash flows, cash and cash equivalents are comprised of the following:

	Thousands of U.S. dollars
	12/31/2016	6/30/2017
	(audited)	(unaudited)
Deposits held at call	124,777	109,640
Short-term financial investments	69,258	36,637
Total	194,035	146,277

"Short-term financial investments" comprises short-term fixed-income securities in Brazil, which mature in less than 90 days and accrue interest pegged to the CDI.

13. FINANCIAL LIABILITIES

As of June 30, 2017 and December 31, 2016, all the financial liabilities of the Company are categorized as other financial liabilities at amortized cost, except for the derivative financial instruments and options for acquisitions of NCI that are categorized as fair value through profit or loss.

Debt with third parties as of December 31, 2016 and June 30, 2017 is as follow:

	Thousands of U.S. dollars
	12/31/2016	6/30/2017
	(audited)	(unaudited)
Senior Secured Notes	294,068	294,934
Brazilian bonds – Debentures	136,231	147,158
Bank borrowing	48,629	38,126
Finance lease payables	1,431	5,318
Total non-current	480,359	485,536
Senior Secured Notes	9,282	9,281
Brazilian bonds – Debentures	20,365	3,078
Bank borrowing	22,724	45,116
Finance lease payables	2,205	3,822
Total current	54,576	61,297
TOTAL DEBT WITH THIRD PARTIES	534,935	546,833

Debentures

On April 27, 2017, Atento Brasil, S.A. repaid in advance of the scheduled date, 84,700 thousand Brazilian Reais (equivalent to 27,007 thousand U.S. dollars). Except for this repayment, there were no changes in the context of the note. The outstanding amount on June 30, 2017 is 129,384 thousand U.S. dollars.

On May 2, 2017, Atento Brasil, S.A. entered into an indenture (“Second Brazilian Debenture”) for the issuance of 70 million Brazilian Reais (equivalent to approximately 21,1 million U.S. dollars) of Brazilian Debentures due April 25, 2023. The Second Brazilian Debenture bear interest at a rate per annum equal to the average daily rate of the one day “over extragroup” – DI – Interfinancial Deposits (as such rate is disclosed by CETIP S.A – Mercados Organizados (“CETIP”) in the daily release available on its web page (http://cetip.com.br), plus a spread of 3.75%. The amortization schedule is: April 25, 2018: 9.1%; October 25, 2018: 9.1%; April 25, 2019: 9.1%; October 25, 2019: 9.1%; April 25, 2020: 9.1%; October 25, 2020: 9.1%; April 25, 2021: 9.1%; October 25, 2021: 9.1%; April 25, 2022: 9.1%; October 25, 2022: 9.1%; April 25, 2023: 9,0%. The outstanding amount on June 30, 2017 is 20,852 thousand U.S. dollars.

Under the term of the indenture, the Brazilian subsidiary must comply with the quarterly net financial debt / EBITDA ratio set out in the contract terms. As of June 30, 2017, we were in compliance with this covenant.

Bank borrowings

On February 3, 2014, Atento Brasil S.A. entered into a credit agreement with Banco Nacional de Desenvolvimento Econômico e Social – BNDES (“BNDES”) in an aggregate principal amount of 300 million Brazilian reais (the “BNDES Credit Facility”), equivalent to 90.7 million U.S. dollars as of June 30, 2017.

The total amount of the BNDES Credit Facility is divided into five tranches subject to the following interest rates:

Tranche	Interest Rate

Tranche A	Long-Term Interest Rate (Taxa de Juros de Longo Prazo -TJLP) plus 2.5% per annum
Tranche B	SELIC Rate plus 2.5% per annum
Tranche C	4.0% per year
Tranche D	6.0% per year
Tranche E	Long-Term Interest Rate (Taxa de Juros de Longo Prazo -TJLP)

Each tranche intends to finance different purposes, as described below:

• Tranche A and B: investments in workstations, infrastructure, technology, services and software development, marketing and commercialization, within the scope of BNDES program – BNDES Prosoft.

• Tranche C: IT equipment acquisition, covered by law 8.248/91, with national technology, necessary to execute the project described on tranches “A” and “B”

• Tranche D: acquisitions of domestic machinery and equipment, within the criteria of FINAME, necessary to execute the project described on tranches “A” and “B”

• Tranche E: investments in social projects to be executed by Atento Brasil S.A.

BNDES releases amounts under the credit facility once the debtor met certain requirements in the contract including delivering the guarantee (stand-by letter) and demonstrating the expenditure related to the project. Since the beginning of the credit facility, the following amounts were released:

(Thousands of U.S. dollars)
Date	Tranche A	Tranche B	Tranche C	Tranche D	Tranche E	Total
March 27, 2014	7,660	3,782	5,295	378	-	17,115
April 16, 2014	3,184	1,592	2,229	159	-	7,164
July 16, 2014	-	-	-	-	181	181
August 13, 2014	18,921	2,067	3,038	327	-	24,353
Subtotal 2014	29,765	7,441	10,562	864	181	48,813
March 26, 2015	5,550	1,387	1,970	161	-	9,068
April 17, 2015	11,100	2,775	3,939	323	-	18,137
December 21, 2015	8,729	2,176	-	-	212	11,117
Subtotal 2015	25,379	6,338	5,909	484	212	38,322
October 27, 2016	-				230	230
Subtotal 2016	-	-	-	-	230	230
Total	55,144	13,779	16,471	1,348	623	87,365

The facility should be repaid in 48 monthly installments. The first payment was made on March 15, 2016 and the last payment will be due on February 15, 2020.

The BNDES Credit Facility contains covenants that restrict Atento Brasil S.A.’s ability to transfer, assign, change or sell the intellectual property rights related to technology and products developed by Atento Brasil S.A. with the proceeds from the BNDES credit facility. As of June 30, 2017, we were in compliance with these covenants. The BNDES Credit Facility does not contain any other financial maintenance covenant.

The BNDES Credit Facility contains customary events of default including the following: (i) reduction of the number of employees without providing program support for outplacement, as training, job seeking assistance and obtaining pre-approval of BNDES; (ii) existence of unfavorable court decision against the Company for the use of children as workforce, slavery or any environmental crimes and (iii) inclusion in the by-laws of Atento Brasil S.A. of any provision that restricts Atento Brasil S.A’s ability to comply with its financial obligations under the BNDES Credit Facility.

On September 26, 2016, Atento Brasil S.A. entered into a new credit agreement with BNDES in an aggregate principal amount of 22 million Brazilian reais, equivalent to 6.8 million U.S. dollars as of September 30, 2016. The interest rate of this facility is Long-Term Interest Rate (Taxa de Juros de Longo Prazo - TJLP) plus 2.0% per annum. The facility should be repaid in 48 monthly installments. The first payment will be due on November 15, 2018 and the last payment will be due on October 15, 2022. This facility is intended to finance an energy efficiency project to reduce power consumption by implementing new lightening, air conditioning and automation technology. As of June 30, 2017, no amounts were released under this facility.

On January 28, 2013 Atento Luxco 1, entered into a Super Senior Revolving Credit Facility (the “Revolving Credit Facility”), which provides borrowings capacity of up to €50 million (equivalent to 57.1 million U.S. dollars as of June 30, 2017).

The Revolving Credit Facility allows borrowings in Euros, Mexican Pesos and U.S. dollars and includes borrowings capacity for letters of credit and ancillary facilities (including an overdraft, guarantee, stand-by letter of credit, short-term loan facility).

This facility matures on July 2019. As of June 30, 2017, the Revolver Credit Facility remains undrawn.

On April 25, 2017, Atento Brasil entered into a bank credit certificate (cédula de crédito bancário) with Banco Santander (Brasil) S.A. in an aggregate principal amount of up to R$80.0 million (the “2017 Santander Bank Credit Certificate”), equivalent to approximately $24.6 million as of June 30, 2017. The interest rate of the 2017 Santander Bank Credit Certificate equals to the average daily rate of the one day “over extra-group” – DI – Interfinancial Deposits (as such rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 2.70% per annum. The 2017 Santander Bank Credit Certificate matured on July 25, 2017. As of June 30, 2017, there was no outstanding balance under the 2017 Santander Bank Credit Certificate.

On May 26, 2017, Atento Brasil S.A. entered into an agreement with Banco ABC Brasil for an amount of 12.2 million dollars maturing on November 26, 2017 with an annual interest rate of 3.52%. In conjuction with the loan, Atento Brasil entered into a SWAP agreement through which it receives fixed interest rates in U.S. dollars, in the same amount of the loan agreement, and pays variable interest rate at a rate per annum equal to the average daily rate of the one day “over extragroup” – DI – Interfinancial Deposits (as such rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 3.75% over BRL 40 million. The outstanding amount as of June 30, 2017 was 12.3 million dollars.

On June 7, 2017, Atento Brasil entered into a bank credit certificate (cédula de crédito bancário) with Banco Bradesco S.A. in an aggregate principal amount of up to R$25.0 million (the “2017 Bradesco Bank Credit Certificate”), equivalent to approximately $7.7 million as of June 30, 2017. The interest rate of the 2017 Bradesco Bank Credit Certificate equals to the average daily rate of the one day “over extra-group” – DI – Interfinancial Deposits (as such rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 3.29% per annum. The 2017 Bradesco Bank Credit Certificate will be due on October 5, 2017. As of June 30, 2017, no amounts were released under the 2017 Bradesco Bank Credit Certificate.

Finance lease

On April 25, 2017, Atento Brasil entered in a sale leaseback with HP Financial Services Arrendamento Mercantil S.A. in an amount of 23,615 thousand Brazilian Reais, equivalent to approximately 7,138 thousand U.S. dollar, which will be repaid in 36 monthly installments.

Derivatives

Details of derivative financial instruments as of December 31, 2016 and June 30, 2017 are as follows:

	Thousands of U.S. dollars
	12/31/2016		6/30/2017
	Assets	Liabilities	Assets	Liabilities

Interest rate swaps - cash flow hedges	1,330	-	-	(734)
Fair value hedge	-	-	157	(110)
Cross-currency swaps - net investment hedges	76,144	(184)	53,956	(528)
Total	77,474	(184)	54,113	(1,372)

Non-current portion	77,474	(184)	53,956	(1,262)
Current portion	-	-	157	(110)

Derivatives held for trading are classified as current assets or current liabilities. The fair value of a hedging derivative is classified as a non-current asset or a non-current liability, as applicable, if the remaining maturity of the hedged item exceeds twelve months. Otherwise, it is classified as a current asset or liability.

The Atento Group has contracted interest rate swaps to hedge fluctuations in interest rates in respect of debentures issued in Brazil.

On April 1, 2015, the Company started a hedge accounting program for net investment hedge related to exchange risk between the U.S. dollar and foreign operations in Euro, Mexican Peso (MXN), Colombian Peso (COP) and Peruvian Nuevo Sol (PEN).

On May 26, 2017, Atento Brasil S.A. entered into a cross currency swap to hedge a USD loan of $12.2 million at a fixed rate of 3.25% exchanged to a BRL 40 million with interest rate of the average daily rate of the one day “over extra-group” – DI – Interfinancial Deposits - plus a spread of 3.45% per annum. The Company designates this USD-BRL cross currency interest rate swap as a fair value hedge.

As of June 30, 2017 details of cash flow hedge, fair value hedge and net investment hedge were as follows:

Cash Flow Hedge
Bank	Maturity	Notional currency	Index	Notional in contract currency (thousands)	Fair value assets	Fair value liability	Other comprehensive income, net of taxes	Change in OCI	Income statement - Finance Cost
					(unaudited)
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Itau	18-Dec	BRL	BRL CDI	245,000	-	(734)	486	(1,269)	662
					-	(734)	486	(1,269)	662

Fair Value Hedge
Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value assets	Fair value liability	Other comprehensive income	Change in OCI	Income statement -Finance Cost
					(unaudited)
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
ABC Brasil S.A.	17-Nov	USD	BRL	12,232	157	(110)	-	-	(47)
					157	(110)	-	-	(47)

Net Investment Hedges
Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value assets	Fair value liability	Other comprehensive income	Change in OCI	Income statement - Change in fair value
					(unaudited)
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Santander	20-Jan	USD	EUR	20,000	3,037	-	746	(1,526)	87
Santander	20-Jan	USD	MXN	11,111	5,693	(79)	(2,487)	(2,037)	(23)
Goldman Sachs	20-Jan	USD	EUR	48,000	7,286	-	1,791	(3,655)	217
Goldman Sachs	20-Jan	USD	MXN	40,000	20,530	(282)	(8,945)	(7,324)	(87)
Nomura International	20-Jan	USD	MXN	23,889	12,267	(167)	(5,340)	(4,375)	(51)
Nomura International	20-Jan	USD	EUR	22,000	3,302	-	823	(1,679)	99
Goldman Sachs	18-Jan	USD	PEN	13,800	178	-	9	(49)	6
BBVA	18-Jan	USD	PEN	55,200	718	-	37	(196)	23
Goldman Sachs	18-Jan	USD	COP	7,200	189	-	(97)	(9)	-
BBVA	18-Jan	USD	COP	28,800	756	-	(388)	(37)	(3)
					53,956	(528)	(13,851)	(20,887)	268
Total					54,113	(1,372)	(13,365)	(22,156)

Gains and losses on net investment hedges accumulated in equity will be taken to the income statements when the foreign operation is partially disposed of or sold.

14. PROVISIONS AND CONTINGENCIES

Atento has contingent liabilities arising from lawsuits in the normal course of its business. Contingent liabilities with a probable likelihood of loss are fully recorded as liabilities and the breakdown is as follows:

	Thousands of U.S. dollars
	12/31/2016	6/30/2017
	(audited)	(unaudited)
Non-current
Provisions for liabilities	30,394	28,164
Provisions for taxes	21,447	23,919
Provisions for dismantling	15,338	15,503
Other provisions	2,716	5,721
Total non-current	69,895	73,307

Current
Provisions for liabilities	8,160	5,052
Provisions for taxes	1,006	1,104
Provisions for dismantling	213	-
Other provisions	5,339	5,705
Total current	14,718	11,861

“Provisions for liabilities” primarily relate to provisions for legal claims underway in Brazil. Atento Brasil, S.A. has made payments in escrow related to legal claims from ex-employees, amounting to 33,678 thousand U.S. dollars and 37,569 thousand U.S. dollars as of December 31, 2016 and June 30, 2017, respectively.

“Provisions for taxes” mainly relate to probable contingencies in Brazil with respect to social security payments and other taxes, which are subject to interpretations by tax authorities. Atento Brasil, S.A. has made payments in escrow related to taxes claims 4,619 thousand U.S. dollars and 4,368 thousand U.S. dollars as of December 31, 2016 and June 30, 2017, respectively.

The amount recognized under “Provision for dismantling” corresponds to the necessary cost of dismantling of the installations held under operating leases to bring them to its original condition.

Given the nature of the risks covered by these provisions, it is not possible to determine a reliable schedule of potential payments, if any.

As of June 30, 2017, lawsuits still before the courts as follow:

At June 30, 2017, Atento Brasil was involved in approximately 12,530 labor-related disputes (12,364 labor disputes as of December 31, 2016), filed by Atento’s employees or ex-employees for various reasons, such as dismissals or claims over employment conditions in general. The total amount of the main claims classified as probable was 20,378 thousand U.S. dollars (20,714 thousand U.S. dollars on December 31, 2016) and the main claims classified as possible was 110,797 thousand U.S. dollars (51,354 thousand U.S. dollars on December 31, 2016).

In addition, at June 30, 2017, there are labor-related disputes belonging to the company Atento Brasil 1 (formely Casa Bahia Contact Center Ltda – “CBCC”) totaling 1,029 thousand U.S. dollars. According to the Company’s external attorneys, materialization of the risk event is probable.

Moreover, as of June 30, 2017, Atento Brasil was party to 14 civil public actions filed by the Labor Prosecutor’s Office due to alleged irregularities mainly concerning daily and general working routine, lack of overtime control and improper health and safety conditions in the workplace. The total amount involved in these claims was approximately 87,387 thousand Brazilian Reais, of which 2,764 thousand Brazilian Reais relate to claims that have been classified as probable by our internal and external lawyers, for which amount Atento Brasil has recorded a provision, as indicated in the paragraph above. We expect that our ultimate liability for these claims, if any, will be substantially less than the full amount claimed. These claims are generally brought with respect to specific jurisdictions in Brazil, and it is possible that in the future similar claims could be brought against us in additional jurisdictions. We cannot assure that these current claims or future claims brought against us will not result in liability to the Company, and that such liability would not have a material adverse effect on our business, financial condition and results of operations.

As of June 30, 2017, Atento Brasil, S.A. has 13 civil lawsuits ongoing for various reasons (14 on December 31, 2016) which, according to the Company’s external attorneys, materialization of the risk event is possible. The total amount of the claims is approximately 6,027 thousand U.S. dollars (4,948 thousand U.S. dollars on December 31, 2016).

    In addition, at June 30, 2017, Atento Brasil, S.A. has 44 disputes ongoing with the tax authorities and social security authorities, for various reasons relating to infraction proceedings filed (46 on December 31, 2016). The total amount of these claims is approximately 57,872 thousand U.S. dollars (30,885 thousand U.S. dollars on December 31, 2016). According to the Company’s external attorneys, risk of material loss is possible.

In addition, as of June 30, 2017, there are tax authorities disputes belonging to the company CBCC totaling 3,131 thousand U.S. dollars. According to the Company’s external attorneys, materialization of the risk event is probable.

Furthermore, it is important to highlight out that the Superior Labor Court of Appeals (Tribunal Superior do Trabalho) during the month of August 2015 decided to amend the indexation rate related to labor contingencies. The decision alter the Reference Rate Index (Taxa Referencial - TR) usually used to adjust the amount of the contingencies to the Special Broad Consumer Price Index (Índice de Preços ao Consumidor Amplo Especial – IPCA-E). There are several questions about this matter, especially the period to which change should be applied as well as if the new index is appropriate. In addition, during October 2015, the Supreme Court (STF) issued a “writ of Mandamus” to the Federation of Brazilian Banks (FEBRABAN) suspending the application of the new index (IPCA-E). In June 30, 2017, a new decision of the Superior Labor Court of Appeals on the application of the index IPCA-E was amended, changing the initial date of the application of the index from June 30, 2009 to March 25, 2015. However, the application of the new index remains suspended due to decision of the STF in October 2015. Thus, the Company considered the this quarter the new modulation for projection of IPCA-E in the labor contingencies, being that, the Company’s external lawyers’ opinion still considering the likelihood of loss in an eventual dispute as possible. The amount involved in the period from March 25, 2015 through June 30, 2017 is approximately 388 thousand U.S. dollars and in the period from August 31, 2015 through June 30, 2017 is approximately 259 thousand U.S. dollars. We will monitor this matter during 2017.

Lastly, there are other contingencies which are classified as possible by the Company amounting to 5,848 thousand U.S. dollars.

At June 30, 2017, Teleatento del Perú, S.A.C. has lawsuits underway with the Peruvian tax authorities amounting to 11,334 thousand U.S. dollars (10,045 thousand U.S. dollars on December 31, 2016). According to the Company’s external attorneys, risk of material loss is possible.

At June 30, 2017, Atento Teleservicios España S.A.U. and our other Spanish companies were party to labor-related disputes filed by Atento employees or former employees for different reasons, such as dismissals and disagreements regarding employment conditions, totaling 3,140 thousand U.S. dollars (2,972 thousand U.S. dollars on December 31, 2016). According to the Company’s external lawyers, materialization of the risk event is possible.

At June 30, 2017, Atento México S.A. de CV was a party to labor-related disputes filed by Atento employees or former employees for different reasons, such as dismissals and disagreements regarding employment conditions, totaling 10,227 thousand U.S. dollars (5,068 thousand U.S. dollars on December 31, 2016). According to the Company’s external lawyers, risk of material loss is possible.

In Argentina, as a consequence of an unfavourable sentence on the case “ATUSA S.A.” issued by Argentinian Internal Revenue Services (“Administración Federal de Ingresos Públicos”), notified on February 2017, the risk qualified so far as “remote” becomes now “possible” being this contingency estimated amount of approximately 2,525 thousand U.S. dollars at June 30, 2017 (3,147 thousand U.S. dollars on December 31, 2016). A formal appeal has been filed at the National Supreme Court of Justice.

On June 30, 2017, the controlled RBrasil Soluções S.A. holds contingent liabilities of labor nature and social charges classified as possible in the amount of 9,840 thousand Brazilian Reais (2,974 thousand U.S. dollars), respectively, and contingent liabilities of tax nature classified as possible in the amount of 19,096 thousand Brazilian Reais (5,772 thousand U.S. dollars), respectively.

On June 30, 2017, the controlled Interfile holds contingent liabilities of labor nature and social charges classified as probable in the amount of 14,984 thousand Brazilian Reais (4,529 thousand U.S. dollars) and approximately 6,034 thousand Brazilian Reais (1,824 thousand U.S. dollars)  classified as possible.

15. INCOME TAX

The breakdown of the Atento Groups’s income tax expense is as follow:

	Thousands of U.S. dollars
	For the six months ended June 30,
Income taxes	2016 (*)	2017
	(unaudited)
Current tax expense	(10,615)	(9,777)
Deferred tax	9,158	(1,314)
Total income tax expense	(1,457)	(11,091)

(*) Restated, excluding discontinued operations - Morocco.

For the six months ended June 30, 2017, Atento Group’s consolidate financial information presented profit before tax in the amount of 16,461 thousand U.S. dollars and a tax expense of 11,091 thousand U.S. dollars compared to a loss before tax of 10,696 thousand U.S. dollars and a tax expense of 1,457 thousand U.S. dollars for the six months ended June 30, 2016. The effective tax rate for Atento Group’s, under a positive pre-tax basis, for the six months ended June 30, 2017 was 67.38% (versus 13.62% for the six months ended June 30, 2016, under a negative pre-tax basis). Excluding the holding companies, the aggregated effective tax rate for the six months ended June 30, 2017 is 34,57%.

16. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the profits attributable to equity owners of the Company by the weighted average number of ordinary shares outstanding during the periods as demonstrated below:

	For the six months ended June 30,
	2016 (*)	2017
	(unaudited)
Result attributable to equity holders of the Company
Atento’s (loss)/profit attributable to equity holders of the parent from continuing operations (in thousands U.S. dollars)	(12,153)	5,106
Atento’s loss attributable to equity holders of the parent from discontinued operations (in thousands U.S. dollars)	(714)	-
Weigthed average number of ordinary shares	73,751,131	73,909,056
Basic (loss)/earnings per share from continuing operations	(0.16)	0.07
Basic loss per share from discontinued operations	(0.01)	-

Diluted results per share are calculated by adjusting the weighted average number of ordinary shares outstanding to reflect the conversion of all dilutive ordinary shares. The weighted average number of ordinary shares outstanding used to calculate both basic and diluted earnings per share attributable to common stockholders is the same.

	For the six months ended June 30,
	2016 (*)	2017
	(unaudited)
Result attributable to equity holders of the Company
Atento’s (loss)/profit attributable to equity holders of the parent from continuing operations (in thousands U.S. dollars) (1)	(12,153)	5,106
Atento’s loss attributable to equity holders of the parent from discontinued operations (in thousands U.S. dollars) (1)	(714)	-
Potential increase in number of ordinary shares outstanding in respect of share-based plan	-	804,274
Adjusted weighted average number of ordinary shares	73,751,131	74,713,330
Diluted (loss)/earnings per share from continuing operations	(0.16)	0.07
Diluted loss per share from discontinued operations	(0.01)	-

(*) Restated, excluding discontinued operations – Morocco.

(1) As of June 30, 2016, potential 697,010 ordinary shares, relating to the stock option plan were excluded from the calculation of diluted net loss per share, as their effect would dilute the loss per share.

17. RELATED PARTIES

Directors

The directors of the Company as of the date on which the interim consolidated financial statements were prepared are Melissa Bethell, Vishal Jugdeb, Francisco Tosta Valim, Thomas Iannotti, David Garner, Stuart Gent, Devin O’Reilly, and Alejandro Reynal.

At June 30, 2017, some members of Board of Directors have the right to the stock-based compensation as described in Note 11.

Key management personnel

Key management personnel include those persons empowered and responsible for planning, directing and controlling the Atento Group’s activities, either directly or indirectly.

The following table shows the total remuneration paid to the Atento Group’s key management personnel in the six months ended June 30, 2016 and 2017:

	For the six months ended June 30,
	2016	2017
	(unaudited)
Total remuneration paid to key management personnel	2,325	3,223

18. CONSOLIDATED SCHEDULES

The following consolidating financial information presents Consolidated Income Statement for the six months ended June 30, 2016 and 2017, Consolidated Statement of Financial Position as of December 31, 2016 and June 30, 2017 and Consolidated Statements of Cash Flow for the six months ended June 30, 2016 and 2017 for: (i) (Atento S.A.) (the “Parent”); (ii) (Luxco 1) (the “Subsidiary Issuers”); (iii) the guarantor subsidiaries; (iv) the non-guarantor subsidiaries; (v) elimination entries necessary to consolidate the Parent with the Subsidiary Issuers, the guarantor and non-guarantor subsidiaries; and (vi) the Company on a consolidated basis. The Subsidiary Issuers and the guarantor and non-guarantor subsidiaries are 100% owned by the Parent, either directly or indirectly. All guarantees are full and unconditional and joint and several. This financial information is being presented in relation to the Company’s guarantee of the payment of principal, premium (if any) and interest on the notes issued by BC Luxco 1 S.A. Refer to Note 13 “Financial Liabilities” for further information of these guaranteed notes. The principal elimination entries relates to investments in subsidiaries and intercompany balances and transactions.

Consolidated Income Statements (thousands of U.S. dollars)

For the Six Months Ended June 30, 2016

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (MIDCO)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)

Revenue	-	-	-	420,048	420,048	444,244	(26)	864,266
Other operating income	-	-	-	1,443	1,443	74	(25)	1,492
Other gains and own work capitalized	-	-	-	18	18	-	-	18
Operating expenses:
Supplies	-	-	-	(14,614)	(14,614)	(15,651)	400	(29,865)
Employee benefit expenses	-	-	(7)	(325,255)	(325,262)	(326,933)	1,169	(651,026)
Depreciation	-	-	-	(10,680)	(10,680)	(11,700)	-	(22,380)
Amortization	-	-	-	(10,976)	(10,976)	(7,279)	(5,696)	(23,951)
Changes in trade provisions	-	-	-	(98)	(98)	(207)	-	(305)
Other operating expenses	(1,330)	(993)	(64)	(42,701)	(42,765)	(57,453)	1,378	(101,163)
OPERATING PROFIT/(LOSS)	(1,330)	(993)	(71)	17,185	17,114	25,095	(2,800)	37,086

Finance income	-	23,804	14,653	1,770	16,423	3,207	(41,277)	2,157
Finance costs	-	(28,856)	(516)	(30,620)	(31,136)	(24,135)	46,328	(37,799)
Change in fair value of financial instruments	-	662	-	662	662	-	(662)	662
Net foreign exchange gain/(loss)	(128)	(9,080)	-	(13,662)	(13,662)	1,036	9,032	(12,802)
NET FINANCE EXPENSE	(128)	(13,470)	14,137	(41,850)	(27,713)	(19,892)	13,421	(47,782)
PROFIT/(LOSS) BEFORE TAX	(1,458)	(14,463)	14,066	(24,665)	(10,599)	5,203	10,621	(10,696)
Income tax benefit/(expense)	-	-	-	(2,226)	(2,226)	(105)	874	(1,457)
PROFIT/(LOSS) FROM CONTINUING OPERATIONS	(1,458)	(14,463)	14,066	(26,891)	(12,825)	5,098	11,495	(12,153)
LOSS FROM DISCONTINUED OPERATIONS	-	-	-	(714)	(714)	-	-	(714)
PROFIT/(LOSS) FOR THE PERIOD	(1,458)	(14,463)	14,066	(27,605)	(13,539)	5,098	11,495	(12,867)
PROFIT/(LOSS) ATTRIBUTABLE TO:
OWNERS OF THE PARENT	(1,458)	(14,463)	14,066	(27,605)	(13,539)	5,098	11,495	(12,867)

For the Six Months Ended June 30, 2017
			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (MIDCO)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)

Revenue	-	-	-	405,522	405,522	532,930	3,258	941,710
Other operating income	-	-	-	844	844	8,255	(46)	9,053
Other gains and own work capitalized	-	-	-	39	39	-	-	39
Operating expenses:
Supplies	-	-	-	(12,106)	(12,106)	(22,307)	110	(34,303)
Employee benefit expenses	-	-	(7)	(311,368)	(311,375)	(389,326)	(142)	(700,843)
Depreciation	-	-	-	(9,300)	(9,300)	(13,524)	(52)	(22,876)
Amortization	-	-	-	(11,349)	(11,349)	(9,746)	(4,832)	(25,927)
Changes in trade provisions	-	-	-	121	121	(64)	(83)	(26)
Other operating expenses	(1,592)	(381)	(64)	(45,680)	(45,744)	(70,731)	(846)	(119,294)
Impairment charges	-	-	-	-	-	227	(227)	-
OPERATING PROFIT/(LOSS)	(1,592)	(381)	(71)	16,723	16,652	35,714	(2,860)	47,533

Finance income	22	20,484	15,266	2,155	17,421	3,991	(38,303)	3,615
Finance costs	-	(28,105)	(516)	(29,527)	(30,043)	(21,210)	45,897	(33,461)
Change in fair value of financial instruments	-	(268)	-	(268)	(268)	-	268	(268)
Net foreign exchange gain/(loss)	14	(4,918)	-	31	31	(1,002)	4,917	(958)
NET FINANCE EXPENSE	36	(12,807)	14,750	(27,609)	(12,859)	(18,221)	12,779	(31,072)
PROFIT/(LOSS) BEFORE TAX	(1,556)	(13,188)	14,679	(10,886)	3,793	17,493	9,919	16,461
Income tax benefit/(expense)	-	-	-	(7,608)	(7,608)	(4,584)	1,101	(11,091)
PROFIT/(LOSS) FROM CONTINUING OPERATIONS	(1,556)	(13,188)	14,679	(18,494)	(3,815)	12,909	11,020	5,370
PROFIT/(LOSS) FOR THE PERIOD	(1,556)	(13,188)	14,679	(18,494)	(3,815)	12,909	11,020	5,370
PROFIT/(LOSS) ATTRIBUTABLE TO:
OWNERS OF THE PARENT	(1,556)	(13,188)	14,679	(18,494)	(3,815)	12,645	11,020	5,106
NON-CONTROLLING INTEREST	-	-	-	-	-	264	-	264

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

Consolidated Statements of Financial Position (thousands of U.S. dollars)

As of December 31, 2016

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
ASSETS
NON-CURRENT ASSETS	646,308	945,321	615,724	619,333	1,235,057	452,486	(2,476,228)	802,944
Intangible assets	-	-	-	97,257	97,257	62,795	66,501	226,553
Goodwill	-	-	-	54,589	54,589	79,112	12,314	146,015
Property, plant and equipment	-	-	-	62,553	62,553	102,486	231	165,270
Investments	644,899	312,874	26,177	206,770	232,947	79,846	(1,270,566)	-
Non-current financial assets	1,409	632,447	589,547	130,329	719,876	73,011	(1,287,793)	138,950
Trade and other receivables	1,409	-	-	113	113	18,350	1,039	20,911
Other non-current financial assets	-	556,303	589,547	54,072	643,619	53,331	(1,212,688)	40,565
Derivative financial instruments	-	76,144	-	76,144	76,144	1,330	(76,144)	77,474
Other taxes receivable	-	-	-	-	-	7,815	-	7,815
Deferred tax assets	-	-	-	67,835	67,835	47,421	3,085	118,341
CURRENT ASSETS	4,836	18,650	1,566	340,915	342,481	291,605	(82,898)	574,674
Trade and other receivables	486	6,759	1,559	190,895	192,454	211,305	(37,957)	373,047
Trade and other receivables	479	6,751	1,552	174,516	176,068	205,558	(37,954)	350,902
Current income tax receivable	7	8	7	16,379	16,386	5,747	(3)	22,145
Other taxes receivable	3	120	3	3,579	3,582	2,835	(88)	6,452
Other current financial assets	-	-	-	34,768	34,768	408	(34,036)	1,140
Other financial assets	-	-	-	34,768	34,768	408	(34,036)	1,140
Cash and cash equivalents	4,347	11,771	4	111,673	111,677	77,057	(10,817)	194,035
TOTAL ASSETS	651,144	963,971	617,290	960,248	1,577,538	744,091	(2,559,126)	1,377,618

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
EQUITY AND LIABILITIES
TOTAL EQUITY	643,412	55,814	586,106	(116,655)	469,451	197,811	(936,285)	430,203
EQUITY ATTRIBUTABLE TO:
NON-CONTROLLING INTEREST	-	-	-	-	-	(718)	-	(718)
OWNERS OF THE PARENT COMPANY	643,412	55,814	586,106	(116,655)	469,451	198,529	(936,285)	430,921
Share capital	46	43	96	43	139	216,709	(216,889)	48
Reserve for acquisition of non-controlling interest	-	-	-	-	-	(1,057)	-	(1,057)
Share premium	639,435	24,459	625,624	24,459	650,083	(3)	(674,539)	639,435
Retained earnings/ (losses)	(23,911)	13,689	57,984	(178,339)	(120,355)	(95,280)	172,259	(53,598)
Translation differences	23,741	(17,116)	(97,598)	2,443	(95,155)	77,709	(182,708)	(193,529)
Cash flow/net investment hedge	-	34,739	-	34,739	34,739	451	(34,408)	35,521
Stock-based compensation	4,101	-	-	-	-	-	-	4,101
NON-CURRENT LIABILITIES	210	889,117	29,367	921,955	951,322	303,562	(1,545,403)	598,808
Deferred tax liabilities	-	-	-	20,477	20,477	22,826	2,294	45,597
Debt with third parties	-	294,067	-	295,498	295,498	184,826	(294,032)	480,359
Non-current payables to Group companies	-	594,866	29,367	599,514	628,881	29,694	(1,253,441)	-
Derivative financial instruments	-	184	-	184	184	-	(184)	184
Provisions and contingencies	-	-	-	4,790	4,790	57,412	7,693	69,895
Non-trade payables	210	-	-	1,492	1,492	4,063	(5,147)	618
Option for the acquisition of non-controlling interest	-	-	-	-	-	1,057	-	1,057
Other taxes payable	-	-	-	-	-	3,684	(2,586)	1,098
CURRENT LIABILITIES	7,522	19,040	1,817	154,948	156,765	243,051	(77,771)	348,607
Debt with third parties	-	10,875	-	15,294	15,294	43,686	(15,279)	54,576
Current payables to Group companies	-	7,477	-	-	-	26,800	(34,277)	-
Trade and other payables	7,522	688	1,817	129,654	131,471	166,989	(27,357)	279,313
Trade payables	7,083	551	74	45,971	46,045	45,762	(24,173)	75,268
Income tax payable	7	7	7	3,569	3,576	14	426	4,030
Other taxes payables	97	31	3	34,200	34,203	34,063	406	68,800
Other non-trade payables	335	99	1,733	45,914	47,647	87,150	(4,016)	131,215
Current provisions	-	-	-	10,000	10,000	5,576	(858)	14,718
TOTAL EQUITY AND LIABILITIES	651,144	963,971	617,290	960,248	1,577,538	744,424	(2,559,459)	1,377,618

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

As of June 30, 2017

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (MIDCO)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
ASSETS
NON-CURRENT ASSETS	569,399	988,720	680,532	609,402	1,289,934	465,101	(2,512,278)	800,876

Intangible assets	-	-	-	95,569	95,569	82,865	61,499	239,933
Goodwill	-	-	-	55,775	55,775	83,191	11,537	150,503
Property, plant and equipment	-	-	-	61,068	61,068	92,354	2,414	155,836
Investments	567,874	312,874	26,177	206,770	232,947	81,791	(1,195,486)	-
Non-current financial assets	1,525	675,846	654,355	115,812	770,167	73,559	(1,394,870)	126,227
Trade and other receivables	1,525	-	-	121	121	21,142	(2,191)	20,597
Other non-current financial assets	-	621,890	654,355	61,735	716,090	52,417	(1,338,723)	51,674
Derivative financial instruments	-	53,956	-	53,956	53,956	-	(53,956)	53,956
Other taxes receivable	-	-	-	-	-	7,430	-	7,430
Deferred tax assets	-	-	-	74,408	74,408	43,911	2,628	120,947

CURRENT ASSETS	3,275	9,133	1,712	352,336	354,048	330,515	(86,429)	610,542
Trade and other receivables	487	7,477	1,687	210,748	212,435	268,318	(39,740)	448,977
Trade and other receivables	480	7,475	1,680	196,015	197,695	260,603	(40,303)	425,950
Current income tax receivable	7	2	7	14,733	14,740	7,715	563	23,027
Current financial assets	-	-	-	-	-	157	-	157
Derivative financial instruments	-	-	-	-	-	157	-	157
Other taxes receivable	9	18	9	8,936	8,945	4,881	113	13,966
Other current financial assets	-	-	-	37,285	37,285	11,642	(47,762)	1,165
Other financial assets	-	-	-	37,285	37,285	11,642	(47,762)	1,165
Cash and cash equivalents	2,779	1,638	16	95,367	95,383	45,517	960	146,277
TOTAL ASSETS	572,674	997,853	682,244	961,738	1,643,982	795,616	(2,598,707)	1,411,418

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other is Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (MIDCO)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
EQUITY AND LIABILITIES
TOTAL EQUITY	564,612	21,934	647,848	(178,501)	469,347	182,417	(827,576)	410,734
EQUITY ATTRIBUTABLE TO:
NON-CONTROLLING INTEREST	-	-	-	-	-	8,570	-	8,570
OWNERS OF THE PARENT COMPANY	564,612	21,934	647,848	(178,501)	469,347	173,847	(827,576)	402,164

Share capital	46	43	96	(9)	87	216,833	(216,961)	48
Reserve for acquisition of non-controlling interest	-	-	-	-	-	(23,531)	-	(23,531)
Share premium	638,223	24,459	625,623	24,459	650,082	(3)	(673,326)	639,435
Retained earnings/ (losses)	(1,556)	(13,187)	14,678	(18,495)	(3,817)	12,908	(42,840)	(48,492)
Translation differences	(77,435)	(3,232)	7,451	(198,307)	(190,856)	(31,873)	119,401	(183,995)
Cash flow/net investment hedge	-	13,851	-	13,851	13,851	(487)	(13,850)	13,365
Stock-based compensation	5,334	-	-	-	-	-	-	5,334

NON-CURRENT LIABILITIES	227	955,380	32,338	984,337	1,016,675	350,305	(1,688,711)	633,876
Deferred tax liabilities	-	-	-	20,557	20,557	21,753	566	42,876
Debt with third parties	-	294,934	-	297,005	297,005	188,530	(294,933)	485,536
Non-current payables to Group companies	-	659,918	32,338	661,844	694,182	38,776	(1,392,876)	-
Derivative financial instruments	-	528	-	528	528	734	(528)	1,262
Provisions and contingencies	-	-	-	3,068	3,068	65,703	4,536	73,307
Non-trade payables	227	-	-	1,335	1,335	10,154	(5,476)	6,240
Option for the acquisition of non-controlling interest	-	-	-	-	-	23,531	-	23,531
Other taxes payable	-	-	-	-	-	1,124	-	1,124

CURRENT LIABILITIES	7,835	20,539	2,059	155,902	157,961	263,051	(82,578)	366,808
Debt with third parties	-	11,343	-	15,610	15,610	50,377	(16,033)	61,297
Derivative financial instruments	-	-	-	-	-	110	-	110
Current payables to Group companies	-	8,536	-	-	-	27,191	(35,727)	-
Trade and other payables	7,835	660	2,059	131,813	133,872	182,682	(31,509)	293,540
Trade payables	7,203	577	88	49,674	49,762	52,960	(24,759)	85,743
Income tax payable	7	-	7	1,961	1,968	330	-	2,305
Other taxes payables	357	11	11	40,086	40,097	37,457	762	78,684
Other non trade payables	268	72	1,953	40,092	42,045	91,935	(7,512)	126,808
Current provisions	-	-	-	8,479	8,479	2,691	691	11,861
TOTAL EQUITY AND LIABILITIES	572,674	997,853	682,245	961,738	1,643,983	795,773	(2,598,865)	1,411,418

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other is Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

Consolidated Statements of Cash Flow (thousands of U.S. dollars)

For the Six Months Ended June 30, 2016

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
Operating activities
Profit/(loss) before tax	(1,458)	(14,463)	14,066	(24,665)	(10,599)	5,203	9,964	(11,353)
Adjustments to profit/(loss):
Amortization and depreciation	-	-	-	22,301	22,301	18,980	5,695	46,976
Impairment losses	-	-	-	98	98	207	-	305
Change in provisions	-	-	-	145	145	2,375	-	2,520
Grants released to income	-	-	-	(222)	(222)	-	-	(222)
Losses on disposal of fixed assets	-	-	-	25	25	563	-	588
Finance income	-	(23,804)	(14,653)	(1,770)	(16,423)	(3,207)	41,277	(2,157)
Finance costs	-	28,856	516	30,623	31,139	24,135	(46,328)	37,802
Net foreign exchange differences	128	9,080	-	13,659	13,659	(1,037)	(9,080)	12,750
Change in fair value of financial instruments	-	(662)	-	(662)	(662)	-	662	(662)
Changes in other (gains)/losses and own work capitalized	-	-	-	4	4	316	1	321
	128	13,470	(14,137)	64,201	50,064	42,332	(7,773)	98,221
Changes in working capital:
Changes in trade and other receivables	10	(462)	-	3,776	3,776	(22,737)	2,864	(16,549)
Changes in trade and other payables	101	(1,028)	80	12,708	12,788	24,857	(2,283)	34,435
Changes in other assets/(payables)	(123)	(2,693)	(22)	(13,414)	(13,436)	(12,659)	(5,363)	(34,274)
	(12)	(4,183)	58	3,070	3,128	(10,539)	(4,782)	(16,388)

Interest paid	-	(11,064)	-	(11,705)	(11,705)	(29,119)	11,065	(40,823)
Interest received	-	1,112	-	1,343	1,343	3,406	(1,113)	4,748
Income tax paid	-	-	-	(13,224)	(13,224)	(981)	-	(14,205)
Other payments	-	-	-	(326)	(326)	(9,988)	(1)	(10,315)
	-	(9,952)	-	(23,912)	(23,912)	(36,682)	9,951	(60,595)
Net cash flow provided by/(used in) operating activities	(1,342)	(15,128)	(13)	18,694	18,681	314	7,360	9,885
Investment activities
Payments for acquisition of intangible assets	-	-	-	(3,159)	(3,159)	(16,186)	1	(19,344)
Payments for acquisition of property, plant and equipment	-	-	-	(11,777)	(11,777)	(14,041)	4,574	(21,244)
Proceeds from sale of PP&E and intangible assets	-	-	-	902	902	-	-	902
Net cash flow used in investment activities	-	-	-	(14,034)	(14,034)	(30,227)	4,575	(39,686)
Financing activities
Proceeds from borrowing from group companies	-	(14,453)	19	(19)	-	4,955	9,498	-
Repayment of borrowing from third parties	-	-	-	(113)	(113)	(6,969)	-	(7,082)
Repayment of borrowing from group companies	-	27,969	-	(8,148)	(8,148)	-	(19,821)	-
Net cash flow provided by/(used in) financing activities	-	13,516	19	(8,280)	(8,261)	(2,014)	(10,323)	(7,082)
Net increase/(decrease) in cash and cash equivalents	(1,342)	(1,612)	6	(3,620)	(3,614)	(31,927)	1,612	(36,883)
Exchange differences	113	-	-	342	342	11,924	2	12,381
Cash and cash equivalents at beginning of period	5,724	23,360	10	121,859	121,869	56,352	(23,285)	184,020
Cash and cash equivalents at end of period	4,495	21,748	16	118,581	118,597	36,349	(21,671)	159,518

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other is Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

For the Six Months Ended June 30, 2017

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
Operating activities
Profit/(loss) before tax	(1,556)	(13,187)	14,678	(10,887)	3,791	17,492	9,921	16,461
Adjustments to profit/(loss):
Amortization and depreciation	-	-	-	20,649	20,649	23,270	4,884	48,803
Impairment losses	-	-	-	(121)	(121)	(162)	309	26
Change in provisions	-	-	-	1,684	1,684	2,722	-	4,406
Grants released to income	-	-	-	(170)	(170)	-	-	(170)
Losses on disposal of fixed assets	-	-	-	47	47	1,058	1	1,106
Finance income	(22)	(20,484)	(15,266)	(2,155)	(17,421)	(3,991)	38,303	(3,615)
Finance costs	-	28,105	516	29,527	30,043	21,210	(45,897)	33,461
Net foreign exchange differences	(14)	4,918	-	17	17	1,895	(5,858)	958
Change in fair value of financial instruments	-	268	-	268	268	-	(268)	268
Changes in other (gains)/losses and own work capitalized	-	-	-	270	270	4,069	940	5,279
	(36)	12,807	(14,750)	50,016	35,266	50,071	(7,586)	90,522
Changes in working capital:
Changes in trade and other receivables	37	(725)	-	3,460	3,460	(56,029)	(3,045)	(56,302)
Changes in trade and other payables	(292)	(21)	86	(12,173)	(12,087)	27,149	3,186	17,935
Changes in other payables	(135)	(4)	(24)	(5,667)	(5,691)	(9,071)	(2,849)	(17,750)
	(390)	(750)	62	(14,380)	(14,318)	(37,951)	(2,708)	(56,117)

Interest paid	-	(11,064)	-	(11,597)	(11,597)	(20,334)	11,064	(31,931)
Interest received	19	1,581	-	1,845	1,845	1,540	(1,581)	3,404
Income tax paid	-	-	-	(8,355)	(8,355)	(1,757)	-	(10,112)
Other payments	-	-	-	(5,693)	(5,693)	(5,081)	-	(10,774)
	19	(9,483)	-	(23,800)	(23,800)	(25,632)	9,483	(49,413)
Net cash flow provided by/(used in) operating activities	(1,963)	(10,613)	(10)	949	939	3,980	9,110	1,453
Investment activities
Payments for acquisition of intangible assets	-	-	-	(3,664)	(3,664)	(16,038)	(360)	(20,062)
Payments for acquisition of property, plant and equipment	-	-	-	(8,089)	(8,089)	(8,211)	(525)	(16,825)
Acquisition of subsidiaries	-	-	-	-	-	(14,512)	-	(14,512)
Proceeds from sale of PP&E and intangible assets	-	-	-	55	55	27	-	82
Net cash flow provided by/(used in) investment activities	-	-	-	(11,698)	(11,698)	(38,734)	(885)	(51,317)
Financing activities
Proceeds from borrowing from third parties	-	-	-	2,039	2,039	63,950	1	65,990
Proceeds from borrowing from group companies	(3,193)	(18)	18	(31)	(13)	2,390	834	-
Repayment of borrowing from third parties	-	-	-	(2,868)	(2,868)	(65,529)	(602)	(68,999)
Repayment of borrowing from group companies	3,228	500	-	(4,971)	(4,971)	2,688	(1,445)	-
Net cash flow provided by/(used in) financing activities	35	482	18	(5,831)	(5,813)	3,499	(1,212)	(3,009)
Net increase/(decrease) in cash and cash equivalents	(1,928)	(10,131)	8	(16,580)	(16,572)	(31,255)	7,013	(52,873)
Exchange differences	360	(2)	4	(8)	(4)	(1,166)	5,927	5,115
Cash and cash equivalents at beginning of period	4,347	11,771	4	111,955	111,959	77,938	(11,980)	194,035
Cash and cash equivalents at end of period	2,779	1,638	16	95,367	95,383	45,517	960	146,277

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other is Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

19. OTHER INFORMATION

a.             Guarantees and commitments

   At June 30, 2017, the Atento Group has guarantees and commitments to third parties amounting to 303,116 thousand U.S. dollars (320,300 thousand U.S. dollars at December 31, 2016).

   The Company’s directors do not believe that any contingencies will arise from these guarantees other than those already recognized.

The total amount of operating lease expenses recognized in the interim consolidated income statements for the six months ended June 30, 2017 was 35,062 thousand U.S. dollars (30,447 thousand U.S. dollars at June 30, 2016).

   There are no contingent payments on operating leases recognized in the interim consolidated income statements for the six months ended June 30, 2016 and 2017.

The operating leases where the Company acts as lessee are mainly on premises intended for use as call centers. These leases have various termination dates, with the latest terminating in 2028. As of June 30, 2017, the payment commitment for the early cancellation of these leases is 103,011 thousand U.S. dollars (122,480 thousand U.S. dollars at December 31, 2016).

20. EVENTS AFTER THE REPORTING PERIOD

On July 27, 2017, Atento Luxco 1 S.A. (“Atento Luxco 1” or the “Issuer”), a wholly-owned subsidiary of Atento, entered into a Purchase Agreement (the “Purchase Agreement”), with Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, as representatives of the several initial purchasers named therein, for the issuance and sale by the Issuer of 400 million U.S. dollars aggregate principal amount of 6.125% Senior Secured Notes due 2022 (the “Notes”) in a private placement transaction (the “Private Placement”). The Notes are guaranteed on a senior secured basis by certain of Atento’s wholly-owned subsidiaries (the “Guarantors”), and the Notes and the guarantees will be secured, subject to permitted liens and other limitations, by a first-priority lien on the capital stock of the Issuer and each of the Guarantors within 120 days following the issuance of the Notes. Atento and Atalaya Luxco Midco S.à r.l. will guarantee the Notes but will not be considered guarantors for any purposes under the indenture that will govern the Notes and therefore will not be subject to the covenants in the indenture otherwise applicable to guarantors. The Notes were priced at 100% of their principal amount and will mature on August 10, 2022.

The offering was closed on August 10, 2017, subject to customary closing conditions. Also on August 10, 2017, Atento announced its entry into a new super senior revolving credit facility which will provide for aggregate borrowings of up 50 million U.S. dollars and mature on the date falling four and a half years after August 10, 2017. The Issuer intends to use the net proceeds from the offering of the Notes, together with cash on hand, to redeem all of the Issuer’s outstanding 7.375% Senior Secured Notes due 2020 and all of the existing debentures due 2019 of its subsidiary Atento Brasil.

Atento Luxco 1´s derivative instruments designated as Net Investment Hedges with fair value amount of 53 million U.S. dollars described in note 13 to the interim financial statements were terminated between August 1, 2017 and August 4, 2017 generating positive cash of 46 million U.S. dollars, net of charges. During August 2017, Atento Luxco 1 also entered into new Cross Currency Swaps related to exchange risk between U.S. dollars and Euro, Mexican Peso, Brazilian Reais and Peruvian Nuevo Sol.

PART II - OTHER INFORMATION

LEGAL PROCEEDINGS

See note 14 to the interim financial statements.

RISK FACTORS

There were no material changes to the risk factors described in section “Risk Factors” in our Annual Form 20-F, for the year ended December 31, 2016, and in our Form 6-K for three months ended March 31, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
Date: August 14, 2017.
By: /s/ Alejandro Reynal Name: Alejandro Reynal Title: Chief Executive Officer By: /s/ Mauricio Montilha Name: Mauricio Montilha Title: Chief Financial Officer